================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    212546105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   MAY 8, 1998
                                   -----------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                         [ ]

Check the following box if a fee is being paid with this Statement:
                                                                         [ ]


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

CUSIP No. [212546105]                  13 D                  Page 2 of  9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             none
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          1,496,945
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        none
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        1,496,945
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         1,496,945
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 3 of  9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF              None
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              548,008
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         548,008
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          548,008
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9/0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 4 of  9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Aries Fund, A Cayman Island Trust
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
          OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                         None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY              948,937
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                         948,937
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          948,937
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
          OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [212546105]                  13 D                  Page 5 of  9 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
          OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF               205,134
    SHARES        -------------------------------------------------------------
 BENEFICIALLY      8)      SHARED VOTING POWER
   OWNED BY               1,496,945
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)     SOLE DISPOSITIVE POWER
     WITH                 205,134
                  --------------------------------------------------------------
                   10)    SHARED DISPOSITIVE POWER
                          1,496,945
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          1,702,079
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


         This Amendment No. 1 (the "Amendment") amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated September 4, 1997 (the "Schedule").

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information contained in Item 3 to the Schedule is hereby amended and restated to read in its entirety as follows:

               On December 7, 1995, Aries Domestic used its general funds to extend a bridge loan (a "Bridge Loan") to the Issuer in the amount of $125,000 for which it received 62,500 Class A Warrants (the "Class A Warrants") and the Aries Trust used its general funds to extend a Bridge Loan to the Issuer in the amount of $75,000 for which it received 37,500 Class A Warrants./1/ Each Class A Warrant entitles its holder to acquire (a) one (1) share of common stock of the Issuer par value $.00025 (the "Common Stock") and (b) one (1) Class B Warrant (the "Class B Warrants") to acquire one (1) share of Common Stock. The Class A Warrants are presently exercisable at $4.42 per share of Common Stock and the Class B Warrants will be exercisable, when issued, at $5.89 per share of Common Stock (subject to adjustment). The Class A Warrants and the Class B Warrants will expire on May 16, 2001. On July 21, 1997, Aries Domestic used its general funds to extend a line of credit (a "Line of Credit") to the Issuer in the amount of $154,000 for which Aries Domestic received warrants (the "Original LOC Warrants") to purchase 35,000 shares of Common Stock of the Issuer and the Aries Trust used its general funds to extend a Line of Credit to the Issuer in the amount of $346,000 for which the Aries Trust received Original LOC Warrants to purchase 65,000 shares of Common Stock of the Issuer./2/ The Original LOC Warrants are presently exercisable at $.99 per share of Common Stock and will expire on July 21, 2002. In addition, on August 29, 1997, in a private placement (the "Private Placement") of the Issuer's securities, Aries Domestic used its general funds to purchase 3.4 units the "Units" for an aggregate purchase price of $340,000, with each Unit consisting of 10,000 shares of Preferred Stock (the "Preferred Stock"). The 3.4 Units held by Aries Domestic are presently convertible into 380,800/3/ shares of Common Stock of the Issuer. The Aries Trust used its general funds to purchase 6.6 Units in the Private Placement for an aggregate purchase price of $660,000, which 6.6 Units are presently convertible into 739,200/4/ shares of Common Stock of the Issuer. In connection with the Private Placement, Paramount Capital, Inc. (the "Placement Agent"), designated recipients of warrants to purchase

 --------
/1/ Pursuant to certain antidilution adjustments, Aries Domestic and Aries Trust currently own 82,721 and 49,632 Class A Warrants, respectively.

/2/ Pursuant to certain antidilution adjustments, Aries Domestic and Aries Trust currently own Original LOC Warrants to purchase 46,401 and 86,174 shares of Common Stock, respectively.

/3/ Reflects certain antidilution adjustments and the issuance of additional shares of Preferred Stock to purchasers of Units in the Private Placement.

/4/ Reflects certain antidilution adjustments and the issuance of additional shares of Preferred Stock to purchasers of Units in the Private Placement.


                                Page 6 of 9 pages

               10% of the Units sold in the Private Placement exercisable for ten years at 110% of the offering price per unit sold in the Private Placement (the "Placement Warrants"). The Placement Agent designated The Aries Trust, Aries Domestic and Dr. Rosenwald as designated recipients of Placement Warrants to purchase 7,393, 3,809 and 16,041 shares of Preferred Stock respectively (convertible into 73,931, 38,086 and 160,407 shares of Common Stock, respectively). On May 8, 1998 Aries Domestic used its general funds to extend a line of credit (the "New Line of Credit") to the Issuer in the amount of $87,000 for which Aries Domestic received warrants (the "New LOC Warrants") to purchase 17,400 shares of Common Stock of the Issuer and the Aries Trust used its general funds to extend the New Line of Credit to the Issuer in the amount of $213,000 for which the Aries Trust received New LOC Warrants to purchase 42,600 shares of Common Stock of the Issuer. The New LOC Warrants are presently exercisable at $1.00 per share of Common Stock and will expire on May 8, 2003.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 to the Schedule is hereby amended and restated to read in its entirety as follows:

         (a) As of May 8, 1998, Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,496,945 shares or 21.3% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                    AMOUNT OWNED
                  Aries Domestic                    548,008 Shares
                  Aries Trust                       948,937 Shares

                  As of May 8, 1998, Dr. Rosenwald, through his acquisition of the shares and the acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,702,079 shares or 23.5% of the Issuer's securities

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

         (c) No open market transactions were made by Aries Domestic and the Aries Trust in the past 60 days.

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

         (d) & (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships WITH RESPECT TO SECURITIES OF THE ISSUER

         The information contained in Item 6 to the Schedule is hereby amended and restated to read in its entirety as follows:

                  Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the President and sole shareholder of Paramount Capital. Mr.


                                Page 7 of 9 pages

                  David Walner, an Associate Director of the Placement Agent serves as a member of the Board of Directors of the Issuer and receives compensation for such services. The Placement Agent, an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Trust acted as Placement Agent for the Issuer's Private Placement which was concluded on December 8, 1997 and has received certain cash fees and Placement Warrants for such services (see Item 3). On May 8, 1998, Aries Trust and Aries Domestic entered into a line of credit agreement with the Issuer pursuant to which Aries Trust and Aries Domestic advanced a line of credit of up to $1,200,000 in consideration of New LOC Warrants (see Item 3).

                  Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS:

         The information contained in Item 7 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

Exhibit A -    Copy of an Agreement  between Dr. Rosenwald,  Paramount  Capital,
               Aries Domestic and Aries Trust to file this Statement on Schedule
               13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive  officers and  directors of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of  executive  officers  and  directors  of Aries  Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -    Placement Agency Agreement dated April 1, 1997.

Exhibit F -    Form of Class A Warrant

Exhibit G -    Form of Class B Warrant

Exhibit H -    Form of Original LOC Warrant

Exhibit I -    Form of New LOC Warrant

Exhibit J -    Form of Placement Warrant


                                Page 8 of 9 pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        ARIES DOMESTIC FUND, L.P.
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 General Partner

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        THE ARIES TRUST
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 Investment Manager

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


Dated: May 21, 1998
       New York, NY                     By  /S/ LINDSAY A. ROSENWALD, M.D.
                                            ------------------------------
                                             Lindsay A. Rosenwald, M.D.


                                Page 9 of 9 pages

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Conversion Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        ARIES DOMESTIC FUND, L.P.
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 General Partner

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


                                        THE ARIES TRUST
                                        By Paramount Capital Asset Management,
                                                 Inc.
                                                 Investment Manager

Dated: May 21, 1998
       New York, NY                     By /S/ LINDSAY A. ROSENWALD, M.D.
                                           ------------------------------
                                                 Lindsay A. Rosenwald, M.D.
                                                 President


Dated: May 21, 1998
       New York, NY                     By  /S/ LINDSAY A. ROSENWALD, M.D.
                                            ------------------------------
                                             Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                     PRINCIPAL OCCUPATION
         NAME                        OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.           Chairman of the Board, President of
                                     Paramount Capital Asset Management, Inc.,
                                     Paramount Capital Investments, LLC and
                                     Paramount Capital, Inc.

Peter Morgan Kash                    Director of Paramount Capital Asset
                                     Management, Inc., Senior Managing
                                     Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                     Director of Paramount Capital Asset
                                     Management, Inc., Professor, University of
                                     Southern California School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                           PRINCIPAL OCCUPATION
         NAME                                              OR EMPLOYMENT

Paramount Capital Asset Management, Inc.                   General Partner

Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                       PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Limited                           Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                                                       EXHIBIT E
                                                                  EXECUTION COPY

                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.

                           PLACEMENT AGENCY AGREEMENT
                           --------------------------

                                                                   April 1, 1997

Paramount Capital, Inc.
787 Seventh Avenue
New York, New York  10019

Dear Sirs:

         Conversion Technologies International, Inc., a Delaware corporation (the "Company"), hereby confirms its agreement to retain Paramount Capital, Inc. (the "Placement Agent") on an exclusive basis to introduce the Company to, and to procure subscriptions from, certain "accredited investors" (as defined in Regulation D under the Securities Act of 1933, as amended) as prospective purchasers of a minimum of thirty (30) Units (the "Minimum Offering") and a maximum of fifty (50) Units (the "Maximum Offering"), with an option in favor of the Placement Agent to offer up to an additional thirty (30) Units to cover over-allotments at a purchase price of $100,000 per Unit, with each "Unit" consisting of 10,000 shares of Premium Preferred StockTM, stated value $10.00 per share, of the Company (the "Preferred Stock"). The Preferred Stock shall have the terms set forth in the Term Sheet (as defined below).

         The sale to such purchasers (the "Offering") will be made through a private placement by the Placement Agent (or its designated selected dealers) on a "best efforts" basis pursuant to the Confidential Term Sheet dated August 8, 1997, and all supplements, amendments and exhibits thereto, all of which constitute an integral part thereof (the "Term Sheet"), and separate purchase agreements and related documents (the "Subscription Agreements") in accordance with Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder.

         The Term Sheet, the Subscription Agreements, the exhibits to the Subscription Agreements, the Certificate of Designation relating to the Preferred Stock (the "Certificate of Designation"), the Escrow Agreement, dated August 8, 1997 (the "Escrow Agreement"), the Financial Advisory Agreement (as defined in Section 4(k) below), the Placement Warrants (as defined in Section 3(d) below) and this Placement Agency Agreement are collectively referred to herein as the "Offering Documents."

Paramount Capital, Inc.
Page 2

                                                                  EXECUTION COPY

         The Company, at its sole cost, shall prepare and deliver to the Placement Agent a reasonable number of copies of the Offering Documents in form and substance satisfactory to the Placement Agent.

         Each prospective investor subscribing to purchase Units shall be required to deliver, among other things, a Subscription Agreement, which shall include a Confidential Investor Questionnaire ("Questionnaire"). The Company shall make available to each prospective purchaser at a reasonable time prior to the purchase of the Units the opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of the Offering and the opportunity to obtain additional information necessary to verify the accuracy of the documents delivered in connection with the purchase of the Units to the extent it possesses such information or can acquire it without unreasonable effort or expense. After the Offering Documents have been reviewed by investors, and they have had the opportunity to address all inquiries to the Company, separate Subscription Agreements shall be completed by each prospective investor. The Company, with the consent of the Placement Agent and the Placement Agent, in its sole discretion, shall have the right to reject subscriptions in whole or in part. The Company shall evidence its acceptance of a subscription by countersigning a copy of the applicable Subscription Agreement and returning the same to the Placement Agent.

         Capitalized terms used in this Agreement, unless otherwise defined herein or unless the context otherwise indicates, shall have the same meanings provided in the Offering Documents.

          1.   APPOINTMENT OF PLACEMENT AGENT.

               (a) The Placement Agent is hereby appointed exclusive placement agent of the Company (subject to the Placement Agent's right to have Selected Dealers, as defined in Section 1(c) hereof, participate in the Offering) during the Offering Period herein specified for the purposes of assisting the Company in finding qualified subscribers pursuant to the Offering described in the Offering Documents. The Placement Agent shall not be deemed an agent of the Company for any other purpose. The Offering Period shall commence on August 8, 1997 (the "Commencement Date"). Upon receipt of the Minimum Offering amount, the Placement Agent may conduct a closing (the "Initial Closing Date") and may conduct subsequent closings on an interim basis until the Maximum Offering amount (and any over-allotment amount) has been reached (the "Final Closing Date"). Each such closing may be referred to herein as a "Closing". The Offering Period shall terminate at 11:59 p.m. New York City Time on October 8, 1997, subject to an extension, at the option of the Placement Agent, for an additional sixty (60) days.

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               (b)  Subject  to the  performance  by the  Company  of all of its obligations to be performed under this Agreement and to the completeness and accuracy of all representations and warranties of the Company contained in this Agreement, the Placement Agent hereby accepts such agency and agrees to use its best efforts to assist the Company in finding qualified subscribers pursuant to the Offering described in the Offering Documents. It is understood that the Placement Agent has no commitment to sell the Units. The Placement Agent's agency hereunder is not terminable by the Company except upon termination of the Offering Period.

               (c) The Placement Agent may engage other persons, selected by it in its discretion, that are members of the National Association of Securities Dealers, Inc. ("NASD") or who are located outside the United States and that have executed a Selected Dealers Agreement (each such person being hereinafter referred to as a "Selected Dealer") and the Placement Agent may allow such persons such part of the compensation and payment of expenses payable to the Placement Agent hereunder as the Placement Agent shall determine.

               (d) Subscriptions for Units shall be evidenced by the execution by qualified subscribers of a Subscription Agreement. No Subscription Agreement shall be effective unless and until it is accepted by the Company. Until a Closing is held, all subscription funds received shall be held as described in the Subscription Agreement. The Placement Agent shall not have any independent obligation to verify the accuracy or completeness of any information contained in any Subscription Agreement or the authenticity, sufficiency or validity of any check delivered by any prospective investor in payment for Units, nor shall the Placement Agent incur any liability with respect to any such check.

          2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents, warrants and covenants to the Placement Agent and each Selected Dealer, if any, as follows:

               (a) SECURITIES LAW COMPLIANCE. The Offering Documents as of their respective dates do, and as of the date of the Term Sheet and each Closing shall describe the material aspects of an investment in the Company and conform in all respects with the requirements of Section 4(2) of the Securities Act and Regulation D promulgated thereunder and with the requirements of all other published rules and regulations of the Securities and Exchange Commission (the "Commission") currently in effect relating to "private offerings" to "accredited investors" of the type contemplated by the Company. The Offering Documents shall not as of the date of the Term Sheet and each Closing contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with

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respect to  information  relating  to the  Placement  Agent which is provided in writing by the Placement Agent to the Company specifically for inclusion in the Offering Documents. If at any time prior to the completion of the Offering or other termination of this Agreement any event shall occur as a result of which it might become necessary to amend or supplement the Offering Documents so that they do not include any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then existing, not misleading, the Company will promptly notify the Placement Agent and will supply the Placement Agent (or the prospective purchasers designated by the Placement Agent) with amendments or supplements correcting such statement or omission. The Company will also provide the Placement Agent for delivery to all offerees and purchasers and their representatives, if any, any information, documents and instruments which the Placement Agent and the Company's counsel reasonably deem necessary to comply with applicable state and federal law.

         The Company acknowledges that the Placement Agent (i) has not supplied any information for inclusion in the Offering Documents other than information relating to the Placement Agent furnished in writing to the Company by the Placement Agent specifically for inclusion in the Offering Documents; (ii) has no obligation to independently verify any of the information in the Offering Documents; and (iii) has no responsibility for the accuracy or completeness of the Offering Documents, except for the information relating to the Placement Agent furnished in writing by the Placement Agent to the Company specifically for inclusion in the Offering Documents.

               (b) ORGANIZATION. Each of the Company and Dunkirk International Glass and Ceramics Corporation and Advanced Particle Technologies, Inc. (each, a "Subsidiary" and collectively, the "Subsidiaries") is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own and lease its properties, to carry on its respective business as currently conducted and as proposed to be conducted, to execute and deliver this Agreement and to carry out the transactions contemplated by this Agreement, as appropriate and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the conduct of its business or ownership or leasing of its properties requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on the business, financial condition or prospects of the Company.

               (c) CAPITALIZATION. The authorized, issued and outstanding capital stock of the Company prior to the consummation of the transactions contemplated hereby is as set forth in the Offering Document. All issued and outstanding shares of the Company are validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any stockholder of the Company. The Preferred

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Stock,   when  issued,   will  have  the  rights,   preferences  and  privileges
substantially as set forth in the Form of Certificate of Designation attached as Exhibit B to the Term Sheet. All prior sales of securities of the Company were either registered under the Act and, except as set forth in Schedule 2(c), applicable state securities laws or exempt from such registration, and no security holder has any rescission rights with respect thereto. Except as set forth in the Term Sheet, there are no outstanding options, warrants, agreements, convertible securities, preemptive rights or other rights to subscribe for or to purchase any shares of capital stock of the Company. Except as set forth in the Term Sheet and as otherwise required by law, there are no restrictions upon the voting or transfer of any shares of the Company's capital stock pursuant to the Company's Certificate of Incorporation, By-Laws or other governing documents or any agreement or other instruments to which the Company is a party or by which the Company is bound.

               (d) WARRANTS, PREEMPTIVE RIGHTS, ETC. Except as set forth in or contemplated by the Term Sheet, there are not, nor will there be immediately after any Closing, any outstanding warrants, options, agreements, convertible securities, rights of first refusal, rights of first offer, preemptive rights or other rights to subscribe for or to purchase or other commitments pursuant to which the Company is, or may become, obligated to issue any shares of its capital stock or other securities of the Company and this Offering will not cause any anti-dilution adjustments to such securities or commitments except as reflected in the Term Sheet.

               (e) SUBSIDIARIES AND INVESTMENTS. Except with respect to a wholly-owned subsidiary of the Company, CTI ACQSUB-II, Inc., which presently holds no assets and which was formed in connection with a previously proposed merger of the Company, and other than as disclosed in the Term Sheet, the Company does not own, directly or indirectly, capital stock or other equity ownership or proprietary interests in any other corporation, association, trust, partnership, joint venture or other entity.

               (f) FINANCIAL STATEMENTS. The financial information contained in the Offering Documents is accurate in all material respects. The Company's financial statements have been prepared in conformity with generally accepted accounting principles consistently applied and show all material liabilities, absolute or contingent, of the Company and the Subsidiaries required to be recorded thereon and present fairly the financial position and results of operations of the Company and the Subsidiaries as of the dates and for the periods indicated.

               (g) ABSENCE OF CHANGES. Since the date hereof, except as has been or will be reflected in the Term Sheet prior to Closing, neither the Company nor the Subsidiaries has incurred any liabilities or obligations, direct or contingent, other than those which were incurred in the ordinary course of business, nor has the Company or the Subsidiaries entered into any transaction which is material to the business of the

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Company or the  Subsidiaries,  and there has not been any change in the  capital stock of, or any incurrence of long-term debt by, the Company or the Subsidiaries, or any issuance of options, warrants or other rights to purchase the capital stock of the Company or the Subsidiaries, or any adverse change or any development involving a prospective adverse change in the condition
(financial or otherwise), net worth, results of operations, business, key personnel or properties which would be material to the business or financial condition of the Company or the Subsidiaries, and neither the Company nor the Subsidiaries has become a party to, and neither the business nor the property of the Company or the Subsidiaries has become the subject of, any litigation whether or not in the ordinary course of business.

               (h) TITLE. Except as set forth on Schedule 2(h), each of the Company and the Subsidiaries has good and marketable title to all tangible properties and assets owned by it, free and clear of all liens, charges, encumbrances or restrictions, except such as are not materially significant or important in relation to the Company's or the Subsidiary's respective business; all of the material leases and subleases under which the Company is the lessor or sublessor of properties or assets or under which the Company or the Subsidiaries hold properties or assets as lessee or sublessee are in full force and effect, and neither the Company nor either of the Subsidiaries is in default in any material respect with respect to any of the terms or provisions of any of such leases or subleases, and no material claim has been asserted by anyone adverse to rights of the Company or the Subsidiaries as lessor, sublessor, lessee or sublessee under any of the leases or subleases mentioned above, or affecting or questioning the right of the Company or the Subsidiaries to continued possession of the leased or subleased premises or assets under any such lease or sublease. Each of the Company and the Subsidiaries owns or leases all such tangible properties as are necessary to its respective operations as now conducted and proposed to be conducted and, except to the extent described in the Term Sheet, neither the Company nor the Subsidiaries presently anticipate the need for any capital expenditures.

               (i) PROPRIETARY RIGHTS. Except as has been or will be reflected in the Term Sheet prior to each Closing, each of the Company and the Subsidiaries owns or possesses adequate and enforceable rights to use all patents, patent applications, trademarks, service marks, trade names, corporate names, copyrights, trade secrets, processes, mask works, licenses, inventions, formulations, technology and know-how and other intangible property used or proposed to be used in the conduct of its business as described in or contemplated by the Term Sheet (the "Proprietary Rights"). Except as has been or will be reflected in the Term Sheet prior to each Closing, the Company and the Subsidiaries or the entities from whom the Company or the Subsidiaries has acquired rights has taken all necessary action to protect all of the Company's and the Subsidiary's Proprietary Rights. Except as set forth in the Term Sheet, neither the Company nor the Subsidiaries has received any notice of, and there are not any facts

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known to the Company or the  Subsidiaries  which  indicate the existence of, (i)
any infringement or misappropriation by any third party of any of the Proprietary Rights or (ii) any claim by a third party contesting the validity of any of the Proprietary Rights; the Company has not received any notice of any infringement, misappropriation or violation by the Company or the Subsidiaries or any of its employees of any proprietary rights of third parties, and, to the best of the Company's knowledge, neither the Company nor the Subsidiaries nor any of its employees has infringed, misappropriated or otherwise violated any Proprietary Rights of any third parties; and, to the best of the Company's knowledge, no infringement, illicit copying, misappropriation or violation of any intellectual property rights of any third party has occurred or will occur with respect to any products currently being sold by the Company or the Subsidiaries or with respect to any products currently under development by the Company or the Subsidiaries or with respect to the conduct of the Company's or either of the Subsidiary's businesses as currently contemplated. Except as described in the Term Sheet, the Company is not aware that any of its employees are obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of the employee's best efforts to promote the interests of the Company or the Subsidiaries or that would conflict with the Company's or the Subsidiary's businesses as currently conducted or as proposed to be conducted. To the best of the Company's knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Company's or either of the Subsidiary's businesses by the employees of the Company or either of the Subsidiaries, nor the conduct of the Company's or either of the Subsidiary's businesses, as currently conducted or as proposed to be conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

               (j) LITIGATION. Except as set forth in the Term Sheet, there is no action, suit, claim or proceeding at law or in equity, or to the Company's knowledge, investigation or customer complaint, by or before any arbitrator, governmental instrumentality or other agency now pending or, to the knowledge of the Company, threatened against the Company or the Subsidiaries (or basis therefor known to the Company which the Company believes will result in the foregoing). Neither the Company nor the Subsidiaries is subject to any judgment, order, writ, injunction or decree of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign which would materially adversely affect the Company's or either of the Subsidiary's businesses, prospects or financial condition.

               (k)  NON-DEFAULTS,  NON-CONTRAVENTION.  Except  as set  forth  on
Schedule 2(k), neither the Company nor the Subsidiaries is in violation of or default under, nor will the execution and delivery of this Agreement or any of the Offering

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Documents,  or consummation of the transactions  contemplated  herein or therein result in a violation of or constitute a default in the performance or observance of any obligation (i) under its Certificate of Incorporation, or its By-laws, or any indenture, mortgage, contract, material purchase order or other agreement or instrument to which the Company is a party or by which it or its property is bound or affected or (ii) with respect to any order, writ, injunction or decree of any court of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, and there is no existing condition, event or act which constitutes, nor which after notice, the lapse of time or both, could constitute, a default under any of the foregoing.

               (l) TAXES. Each of the Company and the Subsidiaries has filed all Federal, state, local and foreign tax returns which are required to be filed by it and all such returns are true and correct in all material respects. Each of the Company and the Subsidiaries has paid all taxes due pursuant to such returns or pursuant to any assessments received by it or which it is obligated to withhold from amounts owing to any employee, creditor or third party. Each of the Company and the Subsidiaries has properly accrued all taxes required to be accrued. The tax returns of the Company and the Subsidiaries have never been audited by any state, local or Federal authorities. Each of the Company and the Subsidiaries has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

               (m) COMPLIANCE WITH LAWS, LICENSES,  ETC. Each of the Company and
the Subsidiaries is in compliance with all federal, state, local or foreign, laws, ordinances, regulations and orders applicable to its respective business, the violation of, or noncompliance with which, would have a materially adverse effect on the business, financial condition, prospects or operations of the Company or the Subsidiaries. Each of the Company and the Subsidiaries has all governmental licenses and permits and other governmental certificates, authorizations and permits and approvals (collectively, "Licenses") required by every federal, state and local government or regulatory body for the operation of its respective business as currently conducted and the use of its properties, except where the failure to be licensed would not have a material adverse effect on the business of the Company or either of the Subsidiaries. Each of the Company's and the Subsidiary's Licenses are in full force and effect and no violations are or have been recorded in respect of any License and no proceeding is pending or, to the best knowledge of the Company, threatened to revoke or limit any thereof.

               (n) AUTHORIZATION OF DOCUMENTS AND UNITS. Each of the Offering Documents, has been, or prior to any Closing will be duly and validly authorized, executed and delivered by the Company and the execution, delivery and performance by the Company of the Offering Documents has been duly authorized by all

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requisite corporate action by the Company and when delivered, constitute or will constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to the availability and enforceability of equitable remedies and to applicable bankruptcy and other laws relating to the rights of creditors generally and except as the enforcement of the rights to indemnification and contribution hereunder and under any other Offering Documents may be limited by federal or state securities laws or public policy. Subject to the filing prior to the Initial Closing Date of the Certificate of Designation, the Company has full power and lawful authority to authorize, issue and sell the Units to be sold to the Purchasers. No consent is required by the Company or either of the Subsidiaries from any third party to perform any of its obligations under this Agreement or any of the Offering Documents.

               (o) EXEMPTION FROM REGISTRATION. Assuming (i) the accuracy of the information provided by the respective Purchasers in the Subscription Agreements, and (ii) the timely filing of a Form D by the Company, the offer and sale of the Units and the granting of the Placement Warrants pursuant to the terms of this Agreement are exempt from the registration requirements of the Securities Act and the rules and regulations promulgated thereunder (the
"Regulations"). The Company is not disqualified from the exemption under Regulation D by virtue of the disqualifications contained in Rule 505(b)(2)(iii) or Rule 507 promulgated thereunder and the securities underlying the Units. There exist no fact or set of facts which might cause the Offering to be integrated with any other offering of the Company's securities.

               (p) REGISTRATION RIGHTS. Except as set forth in the Term Sheet or
Section 5 of the Subscription Agreements, no person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

               (q) BROKERS. Neither the Company nor any of its officers, directors, employees or stockholders has employed any broker or finder in connection with the transactions contemplated by this Agreement other than the Placement Agent.

               (r) TITLE TO PREFERRED STOCK. When certificates representing the Preferred Stock shall have been duly delivered to the Purchasers and payment shall have been made for the Units, the several Purchasers shall have good and valid title to the Preferred Stock, and upon conversion of such Preferred Stock (including the Preferred Stock issuable upon exercise of the Placement Warrants), subject to the filing of an amended Certificate of Incorporation increasing the number of authorized shares of the Company's Common Stock as contemplated by the Term Sheet, will have good and valid title to the Common Stock issuable upon such conversion (the "Conversion Shares"), in each case, free and clear of all liens, encumbrances and adverse claims, whatsoever (except as arising from applicable Federal and state securities laws), and the Company

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shall have paid all taxes, if any, in respect of the original  issuance thereof.
When certificates representing the Placement Warrants shall have been duly delivered to the Placement Agent, the Placement Agent or its designees shall have good and valid title to the Placement Warrants, and upon exercise of such Placement Warrants, will have good and valid title to the Preferred Stock issuable upon such exercise, and upon conversion of the Preferred Stock issuable upon exercise of such Placement Warrants, will have good and valid title to the Common Stock into which such Preferred Stock is converted, in each case, free and clear of all liens, encumbrances and adverse claims, whatsoever (except as arising from applicable Federal and state securities laws), and the Company shall have paid all taxes, if any, in respect of the original issuance thereof.

               (s) NON-AFFILIATED DIRECTORS. The Company's Board of Directors has not less than two directors who are independent from, and unaffiliated with, management of the Company.

               (t) ACCURACY OF REPORTS. All reports required to be filed by the Company and the Subsidiaries under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), have been duly filed with the Commission, complied at the time of filing in all material respects with the requirements of their respective forms and, except to the extent updated or superseded by the Term Sheet or any subsequently filed report, were complete and correct in all material respects as of the dates at which the information was furnished, and contained (as of such dates) no untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

               (u) AUTHORIZED SHARES. The Company shall (i) use its best efforts to increase the authorized shares of Common Stock of the Company to a minimum of 40,000,000 and in any case a number of shares sufficient for the purpose of conversion of all the Preferred Stock sold in or related to this Offering including without limitation, (x) the Common Stock underlying the Placement Warrants and (y) the Common Stock underlying the Preferred Stock resulting from dividends paid on the Preferred Stock (or such other amounts as may be authorized by the Board of Directors) within 90 days following the Final Closing Date but in any event shall effect such increase no later than 180 days following the Final Closing Date and (ii) at all times after the date upon which such Common Stock is authorized, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time Placement Agent elects to convert any of its shares of Preferred Stock and the Company does not have authorized and reserved for issuance a sufficient number of shares of Common Stock to permit conversion in full of all

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outstanding  shares  of  Preferred  Stock,  then the  Placement  Agent  shall be entitled to receive upon conversion of its Preferred Stock only that number of shares of Common Stock as equals the Placement Agent's Pro Rata Percentage of the number of shares of Common Stock authorized and reserved for issuance upon conversion of Preferred Stock.

         For purposes of the previous sentence, the Placement Agent's "Pro Rata Percentage" on any date equals the number of shares of Preferred Stock held of record by the Placement Agent on such date divided by the number of shares of Preferred Stock held of record by all holders of Preferred Stock on such date.

         In addition to the foregoing, if after 180 days following the Final Closing Date the Company has failed to authorize and reserve a sufficient number of shares of Common Stock to permit conversion in full of all outstanding shares of Preferred Stock, the Company shall, for no additional consideration, issue to the Placement Agent additional shares of Preferred Stock equal to 0.25% of the shares of Preferred Stock then held by Placement Agent, exclusive of shares of Preferred Stock issued pursuant to this Section 2(u), for each day the Company lacks sufficient authorized and reserved shares of Common Stock to permit conversion in full of all outstanding shares of Preferred Stock.

          3.   CLOSING; PLACEMENT AND FEES.

               (a) CLOSING. Provided that the Placement Agent has received subscriptions for the Minimum Offering amount, the Placement Agent may conduct, in its sole discretion, closings (the date of each a "Closing Date") at the offices of the Placement Agent, 787 Seventh Avenue, New York, New York, until the Final Closing Date. On each Closing Date, payment for the Units issued and sold by the Company shall be made to the Company in immediately available funds against delivery of certificates evidencing the Preferred Stock comprising such Units.

               (b) CONDITIONS TO PLACEMENT AGENT'S OBLIGATIONS. The obligations of the Placement Agent hereunder are subject to the accuracy of the representations and warranties of the Company herein contained as of the date hereof and as of each Closing Date, to the performance by the Company of its obligations hereunder and to the following additional conditions:

                    (i) DUE QUALIFICATION OR EXEMPTION. (A) The Offering contemplated by this Agreement will become qualified or be exempt from qualification under the securities laws of the several states pursuant to paragraph 3(c) below not later than the Closing Date, subject to any filings to be made thereafter, and (B) at the Closing Date, no stop order suspending the sale of the Units shall have been issued, and no proceeding for that purpose shall have been initiated or threatened;

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                    (ii)  NO  MATERIAL  MISSTATEMENTS.   Neither  the  Blue  Sky
qualification materials, the Offering Documents, nor the Term Sheet, nor any supplement thereto, will contain an untrue statement of a fact which in the opinion of the Placement Agent is material, or omit to state a fact, which in the opinion of the Placement Agent is material and is required to be stated therein, or is, in the opinion of the Placement Agent, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                    (iii) COMPLIANCE WITH AGREEMENTS. The Company will have complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder and under the Subscription Agreements at or prior to each Closing;

                    (iv) CORPORATE ACTION. The Company will have taken all corporate action necessary to permit the valid execution, delivery and performance of the Offering Documents by the Company, including without limitation, obtaining the approval of the Company's board of directors for the execution and delivery of the Offering Documents, the increase in authorized shares of Common Stock of the Company, the performance by the Company of its obligations hereunder and the Offering contemplated hereby;

                    (v) OPINIONS OF COUNSEL TO THE COMPANY. The Placement Agent shall receive the opinion of Buchanan Ingersoll, counsel to the Company (stating that each of the Purchasers may rely thereon as though addressed directly to such Purchaser), dated as of each Closing Date, substantially to the effect that:

                         (A) Each of the  Company and the  Subsidiaries  is duly
incorporated and is validly existing and in corporate good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority necessary to own or hold its properties and conduct its business as described in the Term Sheet and is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted, or as proposed to be conducted in the Term Sheet, by it or the properties owned, leased or operated by it, makes such qualification or licensing necessary and where the failure to be so qualified or licensed would have a material adverse effect upon the business, prospects and financial condition of the Company. To such counsel's knowledge, except with respect to the Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other equity ownership or proprietary interests in any other corporation, association, trust, partnership, joint venture or other entity;

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                         (B) the execution,  delivery and performance of each of
the Offering Documents to which the Company is a signatory,  and the issuance of
(I) the Preferred Stock and the Placement Warrants, (II) the Preferred Stock issuable upon exercise of the Placement Warrants and (III) the Conversion Shares (including the Conversion Shares underlying the Preferred Stock issuable upon exercise of the Placement Warrants), have been duly authorized, subject to the filing of an amended Certificate of Incorporation increasing the number of authorized shares of the Company's Common Stock as contemplated by the Term Sheet, by all necessary corporate action on the part of the Company. Each of the Offering Documents to which the Company is a signatory has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, receivership or other laws of general application relating to or affecting generally the enforcement of creditors' rights and the application of equitable principles in any action, legal or equitable, and except as rights to indemnity or contribution may be limited by applicable law;

                         (C) the  authorized,  issued  and  outstanding  capital
stock of the Company as of the date hereof (before giving effect to the transactions contemplated by this Agreement) is as set forth in the Term Sheet. To such counsel's knowledge, there are no outstanding warrants, options, agreements, convertible securities, preemptive rights or other commitments pursuant to which the Company is, or may become, obligated to issue any shares of its capital stock or other securities of the Company other than as set forth in the Term Sheet. All of the issued shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and nonassessable and to the best of such counsel's knowledge, have not been issued in violation of the preemptive rights of any security holder;

                         (D)  assuming  (x)  the  accuracy  of  the  information
provided by the Subscribers in the Subscription Documents, (y) the timely filing with the Commission and any applicable state securities authority of a Form D and amendments thereto containing accurate and complete information, the issuance and sale of the Units is exempt from registration under the Securities Act and Rule 506 of Regulation D promulgated thereunder;

                         (E) neither the  execution and delivery of the Offering
Documents nor compliance with the terms hereof or thereof, nor the consummation of the transactions herein or therein contemplated, has, nor will, conflict with, result in a breach of, or constitute a default under the Certificate of Incorporation or By-laws of the Company or either of the Subsidiaries, or any material contract, instrument or document known to such counsel, after due inquiry, to which the Company or either of the Subsidiaries is a party, or by which it or any of its properties is bound

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or, to the best  knowledge  of such  counsel,  violate any  applicable  order or decree of any governmental agency or court having jurisdiction over the Company or either of the Subsidiaries or any of its properties or business;

                         (F)  except as  disclosed  in the Term  Sheet,  to such
counsel's best knowledge, there are no claims, actions, suits, investigations or proceedings before or by any arbitrator, court, governmental authority or instrumentality pending or threatened against the Company or either of the Subsidiaries. Except as disclosed in the Term Sheet, to such counsel's knowledge, neither the Company nor either of the Subsidiaries is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality;

                         (G) upon the issuance of the Units, the Preferred Stock
(including the shares of Preferred Stock issuable upon exercise of the Placement Warrants), the Placement Warrants and the Conversion Shares, subject to the filing of an amended Certificate of Incorporation increasing the number of authorized shares of the Company's Common Stock as contemplated by the Term Sheet, (including the Conversion Shares underlying the Preferred Stock issuable upon exercise of Placement Warrants), each of the purchasers or the Placement Agent and its designees, as the case may be, shall acquire such securities, free and clear of all pledges, liens, claims, encumbrances, preemptive rights, rights of first offer or right of first refusal and restrictions known to such counsel after due inquiry, except for the transfer restrictions set forth in the Subscription Agreements and any action taken to encumber such securities by the holders thereof;

                         (H) the Placement  Warrants,  when issued in accordance
with the terms of this Agreement and/or the Subscription Agreement, as applicable, for the consideration expressed therein, will have been validly issued and will constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating or affecting generally the enforcement of creditors' rights and the application of equitable principles in any action, legal or equitable. The
Preferred Stock to be issued as of the date of such opinion, when issued in accordance with the terms of this Agreement and the Subscription Agreements for the consideration expressed therein, will have been validly issued and such Preferred Stock will be fully paid and nonassessable. The Preferred Stock issuable upon exercise of the Placement Warrants, when issued in accordance with the terms thereof for the consideration expressed therein, will have been duly issued; such Preferred Stock will be fully paid and nonassessable and the provisions of the Preferred Stock Certificate of Designation will constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited

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by applicable bankruptcy, insolvency,  reorganization,  moratorium or other laws of general application relating or affecting generally the enforcement of creditors' rights and the application of equitable principles in any action, legal or equitable. Except as set forth in the Term Sheet, the Conversion Shares (including the Conversion Shares underlying the Preferred Stock issuable upon exercise of the Placement Warrants), subject to the filing of an amended Certificate of Incorporation increasing the number of authorized shares of the Company's Common Stock as contemplated by the Term Sheet, have been duly authorized and reserved for issuance and, when issued in accordance with the terms of the Preferred Stock, will have been validly issued and will be fully paid and nonassessable.

                         (I)  the  Company's   By-laws  and/or   Certificate  of
Incorporation, as in effect as of the date of such opinion, contain provisions indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

                         Such  counsel  shall  state,  in  opining on any matter
stated to be subject to the knowledge of such counsel, that such counsel has made appropriate inquiries of officers of the Company and the Subsidiaries with respect to the subject matter of such opinion and has reviewed all documents the existence of which is disclosed by such inquiries or of which such counsel otherwise is aware of as a result of its representation of the Company.

                         In  addition,  such  counsel  shall  state  that in the
course of the preparation of the Offering Documents, which involved, among other things, discussions and inquiries concerning the various legal matters and the review of certain corporate records, documents and proceedings, counsel participated in conferences with certain officers and other representatives of the Company and the Placement Agent during which the contents of the Offering Documents and related matters were discussed. Such counsel shall advise the Placement Agent in the form of an opinion of counsel that such counsel has no reason to believe that, as of each Closing Date, the Term Sheet or any document incorporated by reference therein contained any untrue statement of a material fact relating to the Company or omitted to state a material fact relating to the Company required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made.

                    (vi) OPINIONS OF ENVIRONMENTAL AND PATENT COUNSEL. If requested by the Placement Agent, the Placement Agent shall receive the opinions of environmental counsel and patent counsel to the Company (which such counsel shall be satisfactory to the Placement Agent in its sole discretion), dated the Closing Date in the form and substance satisfactory to counsel for the Placement Agent.

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                    (vii) COMFORT LETTER.  The Company shall cause the Company's independent public accountants to address and deliver to the Company and the Placement Agent a letter or letters (which letters are frequently referred to as "Comfort Letters") dated as of each Closing Date and the effective date of the Shelf Registration Statement required to be filed in connection with the Subscription Agreements.

                    (viii) OFFICER'S CERTIFICATE. The Placement Agent shall receive an Officer's Certificate substantially in the form of Exhibit A hereto and a Secretary's Certificate substantially in the form of Exhibit B hereto, signed by the appropriate parties and dated as of each Closing Date. These certificates shall state, among other things, that the representations and warranties contained in Section 2 hereof are true and accurate in all respects at such Closing Date with the same effect as though expressly made at such Closing Date.

                    (ix) ESCROW AGREEMENT. The Placement Agent shall receive a copy of a duly executed Escrow Agreement with Fleet National Bank.

                    (x) TRANSMITTAL LETTERS. The Placement Agent shall receive copies of all letters from the Company to the investors transmitting the Preferred Stock and shall receive a letter from the Company confirming transmittal of the securities to the investors.

               (c) BLUE SKY. A summary blue sky survey, at the sole cost of the Company (including, without limitation, the legal fees and disbursements in connection therewith), shall be prepared by counsel to the Placement Agent stating the extent to which and the conditions upon which offers and sales of the Units may be made in certain jurisdictions. It is understood that such survey may be based on or rely upon (i) the representations of each Subscriber set forth in the Subscription Agreement delivered by such Subscriber, (ii) the representations, warranties and agreements of the Company set forth in Section 2 of this Agreement, (iii) the representations and warranties of the Placement Agent and (iv) the representations of the Company set forth in the certificate to be delivered at the Closing pursuant to paragraph (viii) of Section 3(b).

               (d) PLACEMENT FEES AND EXPENSES. (i) Simultaneously with payment for and delivery of the Units at each Closing as provided in paragraph 3(a) above, the Company shall at such Closing pay to the Placement Agent (i) a commission (the "Cash Commission") equal to nine percent (9%) of the aggregate purchase price of the Units sold and (ii) a non-accountable expense allowance (the "Expense Allowance") equal to four percent (4%) of the aggregate purchase price of the Units sold. The Company shall also pay all expenses in connection with the

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qualification  of the Units under the  securities or Blue Sky laws of the states which the Placement Agent shall designate. In addition, upon each Closing of the sale of the Units being offered, the Company will sell to the Placement Agent and/or its designees, for $.001 per warrant, preferred stock warrants (the
"Placement Warrants") to acquire a number of newly issued shares of Preferred Stock equal to ten percent (10%) of the number of shares of Preferred Stock issued in the Offering, exercisable for a period of ten (10) years commencing six months after the Final Closing Date at an exercise price equal to one hundred ten percent (110%) of the initial offering price of the Units. The Company agrees with the Placement Agent and its successors and assigns that the Placement Warrants will not be subject to redemption by the Company nor will they be callable or mandatorily convertible by the Company. The Placement Warrants cannot be transferred, sold, assigned or hypothecated for six months except that they may be assigned in whole or in part during such period to any NASD member participating in the Offering or any officer or employee of the Placement Agent or any such NASD member. The Placement Warrants will contain a cashless exercise feature and antidilution provisions and the right to have the Conversion Shares issuable upon conversion of the Preferred Stock underlying such warrants included on the Shelf Registration Statement.

                    (ii) The Cash Commission, Expense Allowance and Placement Warrants as set forth in this Agreement shall be paid to the Placement Agent with respect to any investment by any investors introduced to the Company by the Placement Agent ("Covered Investors") in the event that any such Covered Investor purchases securities from the Company during the twelve (12) months following the Final Closing Date of the Offering.

               (e) NO ADVERSE CHANGES. There shall not have occurred, at any time prior to the Closing, (i) any domestic or international event, act or occurrence which has disrupted, or in the Placement Agent's determination will in the immediate future disrupt, the securities markets; (ii) a general suspension of, or a general limitation on prices for, trading in securities on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, or in the over-the-counter market; (iii) any outbreak of major hostilities or other national or international calamity; (iv) any banking moratorium declared by a state or federal authority; (v) any moratorium declared in foreign exchange trading by major international banks or other persons; (vi) any material interruption in the mail service or other means of communication within the United States; (vii) any material adverse change in the business, properties, assets, results of operations, financial condition or prospects of the Company; or (viii) any change in the market for securities in general or in political, financial, or economic conditions which, in the Placement Agent's reasonable judgment, makes it inadvisable to proceed with the offering, sale and delivery of the Units.

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          4.   COVENANTS OF THE COMPANY.

               (a) USE OF PROCEEDS. Except as set forth on Schedule 4(a) hereto, the Company shall not use any proceeds from the Offering to repay any indebtedness of the Company, including but not limited to any indebtedness to current executive officers or principal stockholders of the Company, but excluding accounts payable to non-affiliates incurred in the ordinary course, including scheduled repayments of principal and interest on existing indebtedness and lines of credit secured by the receivables and inventory of the Company, and such other indebtedness as shall be agreed upon in writing by the Company and the Placement Agent.

               (b) EXPENSES OF OFFERING. The Company shall be responsible for and shall bear all expenses incurred in connection with the proposed Offering, including but not limited to, the costs of preparing and duplicating the Term Sheet and all exhibits thereto; the costs of preparing, printing and filing with the Commission the Shelf Registration Statement and amendments, post-effective amendments and supplements thereto; preparing, duplicating and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectus; preparing, duplicating and delivering (including by facsimile) all selling documents, including but not limited to the Term Sheet, the Placement Agency Agreement, Subscription Agreements, Placement Warrants, blue sky memorandum and stock and warrant certificates; blue sky fees, filing fees and legal fees and disbursements of the Placement Agent's counsel and blue sky counsel; fees and disbursements of the transfer and warrant agent; the cost of a total of two sets of bound closing volumes for the Placement Agent and its counsel; and the cost of three tombstone advertisements, at least one of which shall appear in a national business newspaper and one of which shall appear in a major New York newspaper (or, at the option of the Placement Agent, forty (40) lucite deal mementos) (collectively, the "Company Expenses"). The Company agrees to use a printer designated by the Placement Agent and which is reasonably acceptable to the Company. The Company shall pay to the Placement Agent a non-accountable expense allowance equal to 4% of the total proceeds of the Offering (the "Expense Allowance"), of which twenty thousand dollars ($20,000) shall have been paid upon execution of the Letter of Intent between the Company and the Placement Agent dated April 16, 1997 and twenty thousand dollars ($20,000) of which shall be due and payable upon the date the Term Sheet is completed, to cover the cost of the Placement Agent's mailing, telephone, telecopy, travel, due diligence meetings and other similar expenses excluding legal fees of the Placement Agent's counsel and blue sky counsel (which fees shall be the responsibility of the Company as provided above and any other items designated above as Company Expenses). Such prepaid expense allowances shall be non-refundable. If the proposed financing is not completed because the Company prevents it or because of a breach by the Company of any covenants, representations or warranties contained herein, then the Company shall pay

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to the Placement  Agent a fee of one hundred  thousand  dollars  ($100,000)  (in addition to the Company Expenses for which the Company shall in all events remain liable).

               (c) NOTIFICATION. The Company shall notify the Placement Agent immediately, and in writing, (A) when any event shall have occurred during the period commencing on the date hereof and ending on the later of the Closing or the Final Closing Date as a result of which the Offering Documents would include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and (B) of the receipt of any notification with respect to the modification, rescission, withdrawal or suspension of the qualification or registration of the Units, the Placements Warrants and the Registrable Capital Stock (as defined herein), or of any exemption from such registration or qualification, in any jurisdiction. The Company will use its best efforts to prevent the issuance of any such modification, rescission, withdrawal or suspension and, if any such modification, rescission, withdrawal or suspension is issued and you so request, to obtain the lifting thereof as promptly as possible.

               (d) BLUE SKY. The Company will use its best efforts to qualify the Units for offering and sale under exemptions from qualification or registration requirements under the securities or "blue sky" laws of such jurisdictions as the Placement Agent may reasonably request; provided however, that the Company will not be obligated to qualify as a dealer in securities in any jurisdiction in which it is not so qualified. The Company will not consummate any sale of Units in any jurisdiction in which it is not so qualified or in any manner in which such sale may not be lawfully made.

               (e) REGISTRATION STATEMENT FILING. The Company will, as soon as practicable, but not later than 30 days after the Final Closing Date, (i) file a shelf registration statement (the "Shelf Registration Statement") with respect to (i) the Conversion Shares and (ii) the shares of Common Stock issuable upon conversion of the Preferred Stock underlying the Placement Warrants (as defined in paragraph 3(d)) (together, the "Registrable Capital Stock") with the SEC and use its best efforts to have such Shelf Registration Statement declared effective by the SEC prior to the date which is 75 days after the Final Closing Date (subject to penalties for failure to effect such registration in the time frames required as set forth in the Subscription Agreement) and (b) cause such Shelf Registration Statement to remain effective until such date as the holders of the securities have completed the distribution described in the Shelf Registration Statement or at such time that such shares are no longer, by reason of Rule 144(k) under the Securities Act, required to be registered for the sale thereof by such holders. If requested by the Placement Agent, and in accordance with applicable securities laws, the Shelf Registration Statement shall cover the direct sale

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of such  Registrable  Capital  Stock  to the  holders  of such  securities.  The
Registrable Capital Stock will be subject to a staggered "lock-up" as may be deemed advisable by the Placement Agent.

               (f) FORM D FILING. The Company shall file five copies of a Notice of Sales of Securities on Form D with the Commission no later than 15 days after the first Closing Date. The Company shall file promptly such amendments to such Notice on Form D as shall become necessary and shall also comply with any filing requirement imposed by the laws of any state or jurisdiction in which offers and sales are made. The Company shall furnish the Placement Agent with copies of all such filings.

               (g) PRESS RELEASES, ETC. Except as otherwise required by applicable law, the Company shall not, during the period commencing on the date hereof and ending thirty days after the Final Closing Date, issue any press release or other communication, make any written or oral statement to any media organization or publication or hold any press conference, presentation or seminar, or engage in any other publicity with respect to the Company, its financial condition, results of operations, business, properties, assets, or liabilities, or the Offering, without the prior written consent of the Placement Agent. Upon the request of the Placement Agent, the Company shall make a Rule 135(c) (under the Securities Act of 1933, as amended) announcement prior to the commencement of the Offering.

               (h) PUBLIC DOCUMENTS. Following the Final Closing Date of the Offering, the Company will furnish to the Placement Agent: (i) as soon as practicable (but in the case of the annual report of the Company to its stockholders, within 120 days after the end of each fiscal year of the Company) one copy of: (A) its annual report to its stockholders (which annual report shall contain financial statements audited in accordance with generally accepted accounting principles in the United States of America by a firm of certified public accountants of recognized standing), (B) if not included in substance in its annual report to stockholders, its annual report on Form 10-KSB, (C) each of its quarterly reports to its stockholders, and if not included in substance in its quarterly reports to stockholders, its quarterly report on Form 10-QSB, (D) each of its current reports on Form 8-K, and (E) a copy of the full Shelf Registration Statement, (the foregoing, in each case, excluding exhibits); and
(ii) upon reasonable request, all exhibits excluded by the parenthetical to the immediately preceding clause 4(h)(i)(E) and all other information that is generally available to the public. In addition, the Company upon reasonable request will meet with the Placement Agent or its representatives to discuss all information relevant for disclosure in any Shelf Registration Statement covering shares purchased by Purchasers from the Company and offered by them for resale and will cooperate in any reasonable investigation undertaken by the Placement Agent for the purpose of

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confirming  the  accuracy of the Shelf  Registration  Statement,  including  the production of information at the Company's offices.

               (i) RESTRICTIONS ON SECURITIES. During the eighteen (18) months following the Closing of the Offering, the Company shall not, without the prior written consent of the Placement Agent, offer or sell any of its securities in reliance on Regulation S of the Securities Act. During the 18-month period following the date hereof, (i) the Placement Agent shall have the right of first refusal to act as placement agent for the offering of any securities of the Company and (ii) the Company will not extend the expiration date or decrease the exercise price of any options, warrants, convertible securities or other similar security purchase rights without the prior written consent of the Placement Agent.

               (j) LISTING. The Company will take all action necessary to promptly file an Application for Listing of Additional Shares with the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, or the OTC Electronic Bulletin Board, as applicable, in accordance with Regulation M under the Exchange Act and/or take any other necessary action to enable the Common Stock into which the Preferred Stock is convertible (including the Common Stock issuable upon conversion of the Preferred Stock underlying the Placement Warrants) to trade thereon.

               (k) FINANCIAL ADVISORY AGREEMENT. Upon the Final Closing Date, the Company and the Placement Agent will enter into an engagement agreement in form and substance satisfactory to the Placement Agent (the "Financial Advisory Agreement") whereby the Placement Agent will act as the Company's financial advisor. Such engagement will provide that the Placement Agent receive out-of-pocket expenses and standard success fees.

               (l) NO OFFERINGS. Pending completion or termination of the Offering in accordance with the terms of this Agreement, the Company agrees that it will not enter into an agreement (whether binding or not) or negotiate with any other person or entity relating to a possible public or private offering or placement of its securities (other than in connection with a corporate partnership, strategic alliance or government funding).

               (m) NO STATEMENTS. The Company shall not use the name of the Placement Agent or any officer, director, employee or shareholder thereof without the express written consent of the Placement Agent and such person.

               (n)  COMPANY   INSIDERS.   Officers,   directors   or   principal
stockholders of the Company may invest in the Offering. Any such investments will

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be  included in  calculating  whether the 30 Units have been sold in the Minimum
Offering, whether the 50 Units have been sold in the Maximum Offering, and whether the 30 Units have been sold pursuant to the over-allotment.

               (o) PLACEMENT AGENT INSIDERS. Certain affiliates of the Placement Agent may purchase Units in the Offering. Affiliates of the Placement Agent will invest net of cash commissions and expenses. Accordingly, the Placement Agent will not receive a commission on the Units purchased by its affiliates and the Company will receive net proceeds equivalent to the net proceeds received from the purchase of Units by persons not affiliated with the Placement Agent. The aggregate offering price of any such investments will be included in calculating whether the 30 Units have been sold in the Minimum Offering, whether the 50 Units have been sold in the Maximum Offering, and whether the 30 Units have been sold pursuant to the over-allotment option.

          5.   INDEMNIFICATION.

               (a) The  Company  agrees  to  indemnify  and  hold  harmless  the
Placement Agent and each Selected Dealer, if any, and their respective partners, affiliates, shareholders, directors, officers, agents, advisors, representatives, employees, counsel and controlling persons within the meaning of the Securities Act (a "Paramount Indemnified Party") against any and all losses, liabilities, claims, damages and expenses whatsoever (and all actions in respect thereof), and to reimburse such Paramount Indemnified Party for legal fees and related expenses as incurred (including, but not limited to, the costs of giving testimony or furnishing documents in response to a subpoena or otherwise, the costs of investigating, preparing, pursuing or defending any such action or claim whether or not pending or threatened and whether or not the Placement Agent or any Paramount Indemnified Party is a party thereto), insofar as such losses, liabilities, claims, damages or expenses arise out of, relate to, are incurred in connection with or are in any way a result of (i) the engagement of the Placement Agent pursuant to this Agreement and in connection with the transactions contemplated by this Agreement and the other Offering Documents (the "Engagement"), including any modifications or future additions to such engagement and related activities prior to the date hereof, (ii) any act by the Placement Agent or any Paramount Indemnified Party taken in connection with the Engagement, (iii) a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement, (iv) the employment by the Company of any device, scheme or artifice to defraud, or the engaging by the Company in any act, practice or course of business which operates or would operate as a fraud or deceit, or any conspiracy with respect thereto, in connection with the sale of the Units, or (v) any untrue statement or alleged untrue statement of a material fact contained in the

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Offering  Documents or the omission or alleged omission  therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such Paramount Indemnified Party in writing specifically for use in the Offering Documents.

               (b) The Company agrees to indemnify and hold harmless a Paramount Indemnified Party to the same extent as the foregoing indemnity, and subject to the limitations set forth therein, against any and all loss, liability, claim, damage and expense whatsoever directly arising out of the exercise by any person of any right under the Securities Act or the Exchange Act or the securities or Blue Sky laws of any state on account of violations of the representations, warranties or agreements set forth in Section 2 hereof.

               (c) Promptly after receipt by a person entitled to indemnification pursuant to subsection (a) or (b) (an "indemnified party") of this Section of notice of the commencement of any action, the indemnified party will, if a claim in respect thereof is to be made against a person granting indemnification (an "indemnifying party") under this Section, notify in writing the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to the indemnified party otherwise than under this Section. In case any such action is brought against an indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, subject to the provisions herein stated, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to the indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation incurred at the request of the indemnifying party. The indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the indemnifying party if the indemnifying party has assumed the defense of the action with counsel reasonably satisfactory to the indemnified party; provided that the fees and expenses of such counsel shall be at the expense of the indemnifying party if (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party or

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(ii) the named  parties to any such action  (including  any  impleaded  parties)
include both the indemnified party or parties and the indemnifying party and, in the judgment of the indemnified party, it is advisable for the indemnified parties to be represented by separate counsel, in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party or parties, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for the indemnified party or parties. No settlement, compromise, consent to entry of judgment or other termination of any action (collectively, "Terminations") in respect of which a Paramount Indemnified Party may seek indemnification hereunder (whether or not any Paramount Indemnified Party is a party thereto) shall be made without the prior written consent of the Paramount Indemnified Party, which such consent may be withheld at the sole discretion of such Paramount Indemnified Party, provided, however, that the foregoing requirement of prior written consent for Terminations shall not apply to the Placement Agent who may agree to such Terminations without the prior written consent of any Paramount Indemnified Party.

               (e) Notwithstanding any of the provisions of this Agreement, the aggregate indemnification or contribution of the Placement Agent for or on account of any losses, claims, damages, liabilities or actions under this
Section 5, Section 6 or any other applicable section of this Agreement, shall not exceed the Cash Commissions actually paid to the Placement Agent. The indemnity and contribution agreements by the Company contained in subsections
(a), (b) and (c) of this Section 5 and Section 6, and the covenants, representations and warranties of the Company set forth in Sections 1, 2, 3 and 4 shall remain operative and in full force and effect regardless of (i) any investigation made by the Placement Agent, on the Placement Agent's behalf or by or on behalf of any person who controls the Placement Agent, (ii) acceptance of any of the Units and payment therefor or (iii) any termination of this Agreement, and shall survive the delivery of the Units, and any successor of the Placement Agent or of any person who controls the Placement Agent, as the case may be, shall be entitled to the benefit of such respective indemnity and contribution agreements. The indemnity and contribution agreements by the Company contained in subsections (a), (b) and (c) of this Section 5 and Section 6 shall be in addition to any liability which the Company may otherwise have.

          6.   CONTRIBUTION.

               (a) To provide for just and equitable contribution, if (i) an indemnified party makes a claim for indemnification pursuant to Section 5 but it is

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found in a final judicial  determination,  by a court of competent jurisdiction, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such case, or (ii) any indemnified or indemnifying party seeks contribution under the Securities Act, the Exchange Act or otherwise, then the Company (including for this purpose any contribution made by or on behalf of any officer, director, employee or agent for the Company, or any controlling person of the Company), on the one hand, and the Placement Agent and any Selected Dealers (including for this purpose any contribution by or on behalf of an indemnified party), on the other hand, shall contribute to the losses, liabilities, claims, damages and expenses whatsoever to which any of them may be subject, in such proportions as are appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent and the Selected Dealers, on the other hand; provided, however, that if applicable law does not permit such allocation, then other relevant equitable considerations such as the relative fault of the Company and the Placement Agent and the Selected Dealers in connection with the facts which resulted in such losses, liabilities, claims, damages, and expenses shall also be considered. In no case shall the Placement Agent or a Selected Dealer be responsible for a portion of the contribution obligation in excess of the compensation received by it pursuant to Section 3 hereof or the Selected Dealer Agreement, as the case may be. No person guilty of a fraudulent misrepresentation shall be entitled to
contribution   from  any   person   who  is  not   guilty  of  such   fraudulent
misrepresentation. For purposes of this Section 6, each person, if any, who controls the Placement Agent or a Selected Dealer within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, stockholder, employee and agent of the Placement Agent or a Selected Dealer, shall have the same rights to contribution as the Placement Agent or the Selected Dealer, and each person, if any who controls the Company within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, employee and agent of the Company, shall have the same rights to contribution as the Company, subject in each case to the provisions of this Section 6. Anything in this Section 6 to the contrary notwithstanding, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent. This
Section 6 is intended to supersede any right to contribution under the Securities Act, the Exchange Act or otherwise.

          7.   MISCELLANEOUS.

               (a) SURVIVAL. Any termination of the Offering without any Closing shall be without obligation on the part of any party except that the provisions regarding fees and expenses contained in Section 4(b), the indemnification provided in

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Section 5 hereof and the contribution provided in Section 6 hereof shall survive any termination and shall survive any Closing.

               (b) REPRESENTATIONS, WARRANTIES AND COVENANTS TO SURVIVE DELIVERY. Except as provided in Section 7(a), the respective representations, warranties, indemnities, agreements, covenants and other statements of the Company and the Placement Agent as of the date hereof shall survive execution of this Agreement and delivery of the Units and the termination of this Agreement.

               (c) NO OTHER BENEFICIARIES. This Agreement is intended for the sole and exclusive benefit of the parties hereto and their respective successors and controlling persons, and no other person, firm or corporation shall have any third-party beneficiary or other rights hereunder.

               (d) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the law of the State of New York without regard to conflict of law provisions.

               (e) COUNTERPARTS. This Agreement may be signed in counterparts with the same effect as if both parties had signed one and the same instrument.

               (f) NOTICES. Any communications specifically required hereunder to be in writing, if sent to the Placement Agent, will be mailed, delivered and confirmed to it at Paramount Capital, 787 Seventh Avenue, New York, New York, 10019, Att: Michael S. Weiss and if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at Conversion Technologies International, Inc., 3452 Lake Lynda Drive, Suite 280, Orlando, Florida 32817
Attn: President.

               (g) TERMINATION. Subject to the general survival provisions contained in Sections 7(a) and 7(b), this Agreement may be terminated by either party prior to any Closing upon written notice to the other party.

               (h) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties with respect to the matters herein referred and supersedes all prior agreements and understandings, written and oral, between the parties with respect to the subject matter hereof. Neither this Agreement nor any term hereof may be changed, waived or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver or termination is sought.

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               (i) Nothing  contained  herein or otherwise shall be construed to create a partnership or joint venture between you and the Company.

               (j) The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

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                  If  you  find  the  foregoing  is  in   accordance   with  our
understanding, kindly sign and return to us a counterpart hereof, whereupon this instrument along with all counterparts will become a binding agreement between us.

                                    Very truly yours,

                                    CONVERSION TECHNOLOGIES
                                    INTERNATIONAL, INC.


                                    By:
                                       ---------------------------
                                    Name:
                                    Title:


Agreed to by:

PARAMOUNT CAPITAL, INC.


By:
   --------------------------------
Name:    Lindsay A. Rosenwald, M.D.
Title:            Chairman

                                                                  EXECUTION COPY

                                                                       EXHIBIT A


                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.

                              OFFICERS' CERTIFICATE

                                 August __, 1997

          I,  _____________,  certify  that  I am  the  ____________________  of
Conversion Technologies International, Inc., a Delaware corporation (the "Company"), and that, as such, I am authorized to execute this certificate on behalf of the Company. All capitalized terms used herein but not otherwise defined herein shall the meanings ascribed to such terms in the Agency Agreement (as defined below). Reference is made herein to the closing held on [ ] (the "Closing Date"). I do hereby certify that I have carefully examined all of the Offering Documents (as defined in the Placement Agency Agreement dated as of April 1, 1997 between the Company and Paramount Capital, Inc. (the "Agency Agreement")), and do hereby further certify that:

          1. All of the representations and warranties of the Company contained in the subscription agreements (the "Subscription Agreements") between the Company and the purchasers (the "Purchasers") of the Units of Preferred Stock of the Company contemplated by the Company's Confidential Term Sheet, dated August 8, 1997 (as supplemented, the "Term Sheet") are true and correct in all material respects on the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Company has performed all covenants and agreements and has satisfied all conditions in the Subscription Agreements to be performed or satisfied on its part before the Closing Date in all material respects.

          2. The Term Sheet does not contain any untrue statement of a material fact or omit to state any fact required to be stated in order to make the statements therein not misleading as of the Closing Date. Since the date of the Term Sheet, no event has occurred concerning which information is required to be contained in an amended or supplemented Term Sheet concerning which such information is not contained herein.

          3. All of the representations and warranties of the Company contained in the Agency Agreement are true and correct in all material respects on the Closing Date, and the Company has performed all covenants and agreements and has satisfied all conditions contained in the Agency Agreement to be performed and satisfied on its part at or prior to the Closing Date in all material respects.

                                       A-i

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                                                                  EXECUTION COPY

          4. All of the representations and warranties of the Company contained each of the other Offering Documents are true and correct in all material respects on the Closing Date, and the Company has performed all covenants and agreements and has satisfied all conditions contained in such Offering Documents to be performed and satisfied on its part at or prior to the Closing Date in all material respects.

          5. Since the date of the most recent financial statements and the information included in the Term Sheet, there has been no material adverse change in the condition (financial or other), earnings, business, properties or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, nor has there occurred any material event required to be set forth in the Term Sheet, including, without limitation, in accordance with Section 2(g) of the Agency Agreement.

          6. There is no litigation pending or, to our knowledge, threatened by or against the Company or the Subsidiaries, except as disclosed in the Term Sheet.

          7. The Company will promptly take all action necessary to list all shares of Common Stock issuable upon conversion of the Preferred Stock (including the shares of Common Stock issuable upon conversion of the Preferred Stock underlying the Placement Warrants) on the Nasdaq SmallCap Market.

          8. Since August 1, 1997, the Company has not offered to sell to or solicited any offers to buy from any person shares of capital stock of the Company, except in connection with the Offering contemplated by the Term Sheet or shares issued upon exercise of stock options outstanding prior to the date hereof.

          IN WITNESS WHEREOF, I have executed this certificate on this __ day of August, 1997.

                                            ------------------------------------
                                            Name:
                                            Title:

                                                                  EXECUTION COPY

                                    EXHIBIT B


                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC

                             SECRETARY'S CERTIFICATE

                                August [ ], 1997

          I, Jack D. Hays, Jr., certify that I am the duly elected, qualified and acting Secretary of Conversion Technologies International, Inc., a Delaware corporation (the "Company"), and as such, I am duly authorized to execute this Certificate on behalf of the Company, and that I am familiar with the facts certified below. All capitalized terms used herein but not otherwise defined herein shall the meanings ascribed to such terms in the Agency Agreement dated as of April 1, 1997 between the Company and Paramount Capital, Inc. (the "Agency Agreement"). Reference is made herein to the closing held on August __, 1997 (the "Closing Date"). In connection with the offering and sale of up to 50 units (the "Units") each consisting of 10,000 shares of the Premium Preferred Stock(TM), stated value $10.00 per share (the "Preferred Stock") of the Company (the "Preferred Stock"), for which Paramount Capital, Inc. ("Paramount") has acted as placement agent, I do hereby further certify as follows:

          1. Attached hereto as Exhibit A is a true, correct and complete copy of the Company's Certificate of Incorporation, as amended, which is in full force and effect and, except as set forth in Paragraphs 2 and 5 below, no amendment to such certificate has been approved by the Board of Directors or stockholders of the Company or filed with the Delaware Secretary of State since [____]. As of the Closing Date, the Company is duly incorporated and in good standing in its state of incorporation and has paid all fees and taxes due and payable by it on or prior to the Closing Date necessary for the maintenance or continuation of its corporate existence. As of the Closing Date, there are no proceedings or actions contemplated by the Company, relating to the merger, liquidation, consolidation, or sale of all or substantially all of the assets or business of the Company or which would otherwise threaten or impair the Company's corporate existence.

          2. Attached hereto as Exhibit B is a true, correct and complete copy of the Certificate of Designation of the Company's Series A Convertible Preferred Stock, as filed with the Delaware Secretary of State on [ ] and as in effect on the Closing Date.

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                                                                  EXECUTION COPY

          3. Attached hereto as Exhibit C is a true, correct and complete copy of the Bylaws of the Company, as in full force and effect on the Closing Date and at all times from [___] through the Closing Date.

          4. As of the Closing Date, each of the Offering Documents is in the form authorized by the board of directors of the Company pursuant to the resolutions set forth in Exhibit D.

          5. Attached hereto as Exhibit D is a true, correct and complete copy of resolutions duly adopted at a meeting of the Company's board of directors duly called and held on August 6, 1997, which resolutions, (a) authorize the issuance and sale of the Units and the Placement Warrants in accordance with the requirements of Delaware law, (b) authorize the amendment to the Company's Certificate of Incorporation increasing the authorized shares of Common Stock of the Company, (c) are the only resolutions adopted by the board of directors of the Company or any committee thereof with respect to the offering and sale of the Units and the transactions relating thereto and (d) which have not been revoked, modified and amended or rescinded and are in full force and effect on the Closing Date.

          6. Attached hereto as Exhibit E are true, correct and complete specimens of the certificates representing the Preferred Stock heretofore approved and adopted by the board of directors of the Company. Each of the certificates representing Preferred Stock delivered on the Closing Date to each of the Purchasers pursuant to the Subscription Agreements has been executed by the genuine or facsimile signature of officers of the Company who have been duly elected or appointed, qualified and acting as such officers on the date such certificates were executed and delivered, all in accordance with the Certificate and Bylaws of the Company and the requirements of applicable law.

          7. Attached hereto as Exhibit F is a true, correct and complete copy of the form of Placement Warrants heretofore approved and adopted by the Board of Directors of the Company. Each of the Placement Warrants delivered on the date hereof to each of the holders pursuant to the Agency Agreement has been executed by the genuine or facsimile signature of officers of the Company who have been duly elected or appointed, qualified and acting as such officers on the date such certificates were executed and delivered, all in accordance with the Certificate and Bylaws of the Company and the requirements of applicable law.

          8. The minute books and records of the Company, relating to all proceedings of the stockholders, the Board of Directors of the Company and the Compensation Committee and the Audit Committee of such Board have been made

Paramount Capital, Inc.
Page iii

                                                                  EXECUTION COPY

available to Bachner, Tally, Polevoy & Misher LLP, counsel to Paramount, and, in such form, are the original minute books and records of the Company. There have been no material changes, alterations or additions in such minutes or records since their examination by Bachner, Tally, Polevoy & Misher LLP on behalf of Paramount.

          9. Each person who, as an officer or director of the Company, signed any of the Offering Documents or any other document in connection with the offering and sale of the Preferred Stock, the Placement Warrants and the closing relating thereto was duly elected or appointed, qualified and acting as such officer or director at the respective times of the signing and delivery thereof and was duly authorized to sign such document on behalf of the Company, and the signature of each such person appearing on each such document is the genuine signature of such officer, director or person duly appointed for the purpose of executing such documents under valid powers of attorney, and each individual who signed such signature pages, personally or by an attorney-in-fact, was then duly elected, qualified and acting as an officer or director of the Company as stated therein.

          10. The following persons are, and have been at all times since August 1, 1997, duly qualified and acting officers of the Company, duly elected or appointed to the offices set forth opposite their respective names, and the signature opposite the name of each such officer is his or her, or a facsimile of his or her, authentic signature, and the seal affixed hereto is the duly adopted seal of the Company:

         NAME                           OFFICE                   SIGNATURE

Eckhardt C. Beck           Chairman of the Board

William L. Amt             President and CEO

Jack D. Hays, Jr.          Executive Vice President -
                           Operations and Marketing
                           and Secretary



          This certificate is made for the benefit of, and may be relied upon by, Paramount, Bachner, Tally, Polevoy & Misher LLP as counsel to Paramount, and each of the Purchasers.

                                                                  EXECUTION COPY

                  IN WITNESS WHEREOF, I have hereunto set forth my hand this __ day of August, 1997.

         [SEAL]



                           -------------------------------------
                           Name: Jack D. Hays, Jr.
                           Title:  Secretary



          I, ______________, President and Chief Executive Officer of the Company, do hereby certify that Jack D. Hays, Jr. whose genuine signature appears above, is, and has been at all times since July 2, 1997, the duly elected or appointed, qualified and acting Secretary of the Company.

          IN WITNESS WHEREOF, I have hereunto set forth my hand this [ ]th day of [ ], 1997.


                                    -------------------------------------
                           Name:
                                    Title: President

                                                                       EXHIBIT F


                  [FORM OF FACE OF CLASS A WARRANT CERTIFICATE]


No. AW                                                   ______ Class A Warrants


                          VOID AFTER ___________, 2001

                    CLASS A WARRANT CERTIFICATE FOR PURCHASE
                OF COMMON STOCK AND REDEEMABLE CLASS B WARRANTS

                  Conversion Technologies International, Inc.


         This certifies that FOR VALUE RECEIVED __________________ or registered assigns (the "Registered Holder") is the owner of the number of Class A Warrants ("Class A Warrants") specified above. Each Class A Warrant represented hereby initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Warrant Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable share of Common Stock, $.00025 value ("Common Stock"), of Conversion Technologies International, Inc., a Delaware corporation (the "Company"), and one Class B Warrant of the Company at any time between ____________ and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of American Stock Transfer & Trust Company as Warrant Agent, or its successor (the "Warrant Agent"), accompanied by payment of $5.85 (the "Purchase Price") in lawful money of the United States of America in cash or by official bank or certified check made payable to the Company.

         This Warrant Certificate and each Class A Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated ______________, 1996, by and among the Company, the Warrant Agent and D.H. Blair Investment Banking Corp.

         In the event of certain contingencies provided for in the Warrant Agreement, the Purchase Price or the number of shares of Common Stock and Class B Warrants subject to purchase upon the exercise of each Class A Warrant represented hereby are subject to modification or adjustment.

         Each Class A Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional shares of Common Stock will be issued. In the case of the exercise of less than all the Class A Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new

Warrant Certificate or Warrant Certificates of like tenor, which the Warrant Agent shall countersign, for the balance of such Class A Warrants.

         The term "Expiration Date" shall mean 5:00 P.M. (New York time) on _______________, 2001, or such earlier date as the Class A Warrants shall be redeemed. If such date shall in the State of New York be a holiday or a day on which banks are authorized to close, then the Expiration Date shall mean 5:00 P.M. (New York time) on the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close.

         The Company shall not be obligated to deliver any securities pursuant to the exercise of the Class A Warrants represented hereby unless a registration statement under the Securities Act of 1933, as amended, with respect to such securities is effective. The Company has covenanted and agreed that it will file a registration statement and will use its best efforts to cause the same to become effective and to keep such registration statement current while any of the Class A Warrants are outstanding. This Class A Warrants represented hereby shall not be exercisable by a Registered Holder in any state where such exercise would be unlawful.

         This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate or Warrant Certificates of like tenor representing an equal aggregate number of Class A Warrants, each of such new Warrant Certificates to represent such number of Class A Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon the presentment with any applicable transfer fee in addition to any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Class A Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Class A Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

         Prior to the exercise of any Class A Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.

         The Class A Warrants represented hereby may be redeemed at the option of the Company, at a redemption price of $.05 per Class A Warrant at any time after ______________, 1997, provided the Market Price (as defined in the Warrant Agreement) for the Common Stock shall exceed $8.20 per share. Notice of redemption shall be given not later than the thirtieth day before the date fixed for redemption, all as provided in the Warrant Agreement. On and after the date fixed for redemption, the Registered Holder shall have no rights with respect to the Class A Warrants represented hereby except to receive the $.05 per Class A Warrant upon surrender of this Warrant Certificate.

         Prior to due presentation for registration of transfer hereof, the Company and the Warrant Agent may deem and treat the Registered Holder as the absolute owner hereof and of each Class A Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

         The Company has agreed to pay a fee of 5% of the Purchase Price upon certain conditions as specified in the Warrant Agreement upon the exercise of the Class A Warrants represented hereby.

         This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

         This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.


                                               CONVERSION TECHNOLOGIES
                                               INTERNATIONAL, INC.



Dated:_________________________                By:______________________________



                                               By:______________________________


[seal]

Countersigned:

AMERICAN STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent


By:____________________________________
         Authorized Officer

                    [FORM OF REVERSE OF WARRANT CERTIFICATE]


                                SUBSCRIPTION FORM


                     To be Executed by the Registered Holder
                          in Order to Exercise Warrants


         The undersigned Registered Holder hereby irrevocably elects to exercise ______ Class A Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Class A Warrants, and requests that certificate for such securities shall be issued in the name of


                PLEASE INSERT SOCIAL SECURITY OR OTHER TAXPAYER
                             IDENTIFICATION NUMBER

                            =======================
                            =======================
                            =======================
                            =======================
                    [please print or type name and address]


and be delivered to

                            =======================
                            =======================
                            =======================
                            =======================
                     [please print or type name and address]

and if such number of Class A Warrants shall not be all the Class A Warrants evidenced by this Warrant Certificate, that a new Class A Warrant Certificate for the balance of such Class A Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

         The undersigned represents that the exercise of the Class A Warrants evidenced hereby was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below. Unless otherwise indicated by listing the name of another NASD member firm, it will be assumed that the exercise was solicited by D.H. Blair Investment Banking Corp. or D.H. Blair & Co., Inc.


                                         ------------------------------------
                                                  (Name of NASD Member)


Dated: _______________                   X___________________________________

                                         ------------------------------------

                                         ------------------------------------
                                                        Address

                                         ------------------------------------
                                             Taxpayer Identification Number


                                         ------------------------------------
                                                  Signature Guaranteed


                                         ------------------------------------



THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A MEMBER OF THE MEDALLION STAMP PROGRAM.

                                   ASSIGNMENT


                     To be Executed by the Registered Holder
                           in Order to Assign Warrants


         FOR VALUE RECEIVED, __________________ hereby sells, assigns and transfers unto


                 PLEASE INSERT SOCIAL SECURITY OR OTHER TAXPAYER
                              IDENTIFICATION NUMBER

                             =======================
                             =======================
                             =======================
                             =======================

                     [please print or type name and address]


________________ of the Class A Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints _________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.


Dated: _______________                      X___________________________________
                                                      Signature Guaranteed



                                            ------------------------------------



THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A MEMBER OF THE MEDALLION STAMP PROGRAM.

                                                                       EXHIBIT G


                  [FORM OF FACE OF CLASS B WARRANT CERTIFICATE]


No. BW                                                   ______ Class B Warrants


                          VOID AFTER ___________, 2001

                         CLASS B WARRANT CERTIFICATE FOR
                            PURCHASE OF COMMON STOCK


                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.


         This certifies that FOR VALUE RECEIVED __________________ or registered assigns (the "Registered Holder") is the owner of the number of Class B Warrants specified above. Each Class B Warrant represented hereby initially entitles the Registered Holder to purchase, subject to the terms and conditions set forth in this Warrant Certificate and the Warrant Agreement (as hereinafter defined), one fully paid and nonassessable share of Common Stock, $.00025 par value ("Common Stock"), of Conversion Technologies International, Inc., a Delaware corporation (the "Company"), at any time between ____________ and the Expiration Date (as hereinafter defined), upon the presentation and surrender of this Warrant Certificate with the Subscription Form on the reverse hereof duly executed, at the corporate office of American Stock Transfer & Trust Company as Warrant Agent, or its successor (the "Warrant Agent"), accompanied by payment of $7.80 (the "Purchase Price") in lawful money of the United States of America in cash or by official bank or certified check made payable to the Company.

         This Warrant Certificate and each Class B Warrant represented hereby are issued pursuant to and are subject in all respects to the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement"), dated ______________, 1996, by and among the Company, the Warrant Agent and D.H. Blair Investment Banking Corp.

         In the event of certain contingencies provided for in the Warrant Agreement, the Purchase Price or the number of shares of Common Stock subject to purchase upon the exercise of each Class B Warrant represented hereby are subject to modification or adjustment.

         Each Class B Warrant represented hereby is exercisable at the option of the Registered Holder, but no fractional shares of Common Stock will be issued. In the case of the exercise of less than all the Class B Warrants represented hereby, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new

Warrant Certificate or Warrant Certificates of like tenor, which the Warrant Agent shall countersign, for the balance of such Class B Warrants.

         The term "Expiration Date" shall mean 5:00 P.M. (New York time) on _______________, 2001, or such earlier date as the Class B Warrants shall be redeemed. If such date shall in the State of New York be a holiday or a day on which banks are authorized to close, then the Expiration Date shall mean 5:00 P.M. (New York time) on the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close.

         The Company shall not be obligated to deliver any securities pursuant to the exercise of the Class B Warrants represented hereby unless a registration statement under the Securities Act of 1933, as amended, with respect to such securities is effective. The Company has covenanted and agreed that it will file a registration statement and will use its best efforts to cause the same to become effective and to keep such registration statement current while any of the Class B Warrants are outstanding. This Class A Warrants represented hereby shall not be exercisable by a Registered Holder in any state where such exercise would be unlawful.

         This Warrant Certificate is exchangeable, upon the surrender hereof by the Registered Holder at the corporate office of the Warrant Agent, for a new Warrant Certificate or Warrant Certificates of like tenor representing an equal aggregate number of Class B Warrants, each of such new Warrant Certificates to represent such number of Class B Warrants as shall be designated by such Registered Holder at the time of such surrender. Upon the presentment with any applicable transfer fee in addition to any tax or other governmental charge imposed in connection therewith, for registration of transfer of this Class B Warrant Certificate at such office, a new Warrant Certificate or Warrant Certificates representing an equal aggregate number of Class B Warrants will be issued to the transferee in exchange therefor, subject to the limitations provided in the Warrant Agreement.

         Prior to the exercise of any Class B Warrant represented hereby, the Registered Holder shall not be entitled to any rights of a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided in the Warrant Agreement.

         The Class B Warrants represented hereby may be redeemed at the option of the Company, at a redemption price of $.05 per Class A Warrant at any time after ______________, 1997, provided the Market Price (as defined in the Warrant Agreement) for the Common Stock shall exceed $10.95 per share. Notice of redemption shall be given not later than the thirtieth day before the date fixed for redemption, all as provided in the Warrant Agreement. On and after the date fixed for redemption, the Registered Holder shall have no rights with respect to the Class B Warrants represented hereby except to receive the $.05 per Class B Warrant upon surrender of this Warrant Certificate.

         Prior to due presentation for registration of transfer hereof, the Company and the Warrant Agent may deem and treat the Registered Holder as the absolute owner hereof and of each Class B Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company or the Warrant Agent) for all purposes and shall not be affected by any notice to the contrary.

         The Company has agreed to pay a fee of 5% of the Purchase Price upon certain conditions as specified in the Warrant Agreement upon the exercise of the Class B Warrants represented hereby.

         This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws.

         This Warrant Certificate is not valid unless countersigned by the Warrant Agent.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, manually or in facsimile, by two of its officers thereunto duly authorized and a facsimile of its corporate seal to be imprinted hereon.


                                             CONVERSION TECHNOLOGIES
                                             INTERNATIONAL, INC.



Dated:_________________________              By:________________________________



                                             By:________________________________


[seal]

Countersigned:

AMERICAN STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent


By:____________________________________
            Authorized Officer

                    [FORM OF REVERSE OF WARRANT CERTIFICATE]


                                SUBSCRIPTION FORM


                     To be Executed by the Registered Holder
                          in Order to Exercise Warrants


         The undersigned Registered Holder hereby irrevocably elects to exercise ______ Class B Warrants represented by this Warrant Certificate, and to purchase the securities issuable upon the exercise of such Class B Warrants, and requests that certificate for such securities shall be issued in the name of


                 PLEASE INSERT SOCIAL SECURITY OR OTHER TAXPAYER
                              IDENTIFICATION NUMBER

                             =======================
                             =======================
                             =======================
                             =======================

                     [please print or type name and address]


and be delivered to

                             =======================
                             =======================
                             =======================
                             =======================
                     [please print or type name and address]

and if such number of Class B Warrants shall not be all the Class B Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Class B Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below.

         The undersigned represents that the exercise of the Class B Warrants evidenced hereby was solicited by a member of the National Association of Securities Dealers, Inc. If not solicited by an NASD member, please write "unsolicited" in the space below. Unless otherwise indicated by listing the name of another NASD member firm, it will be assumed that the exercise was solicited by D.H. Blair Investment Banking Corp. or D.H. Blair & Co., Inc.


                                       ------------------------------------
                                                (Name of NASD Member)


Dated: _______________                 X___________________________________

                                       ------------------------------------

                                       ------------------------------------
                                                      Address

                                       ------------------------------------
                                           Taxpayer Identification Number


                                       ------------------------------------
                                                Signature Guaranteed


                                       ------------------------------------



THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A MEMBER OF THE MEDALLION STAMP PROGRAM.

                                   ASSIGNMENT


                     To be Executed by the Registered Holder
                           in Order to Assign Warrants


         FOR VALUE RECEIVED, __________________ hereby sells, assigns and transfers unto


                 PLEASE INSERT SOCIAL SECURITY OR OTHER TAXPAYER
                              IDENTIFICATION NUMBER

                             =======================
                             =======================
                             =======================
                             =======================
                     [please print or type name and address]

________________ of the Class B Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints _________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.


Dated: _______________                X___________________________________
                                               Signature Guaranteed



                                      ------------------------------------



THE SIGNATURE TO THE ASSIGNMENT OR THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A MEMBER OF THE MEDALLION STAMP PROGRAM.

                                                                       Exhibit H


THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.



                             CONVERSION TECHNOLOGIES
                               INTERNATIONAL, INC.



                      WARRANT FOR THE PURCHASE OF SHARES OF
                                  COMMON STOCK

NO.                                                                   [ ] SHARES


                  FOR VALUE RECEIVED, CONVERSION TECHNOLOGIES
INTERNATIONAL, INC., a Delaware corporation (the "COMPANY"), hereby certifies that [ ], or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing on JULY 21, 1997, and prior to 5:00 P.M., New York City time, on JULY 21, 2002 (the "TERMINATION DATE"), [ ] fully paid and non-assessable shares of the Common Stock, $.00025 par value per share, of the Company at an exercise price equal to $1.3125 (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "COMMON STOCK", (ii) the shares of the Common Stock purchasable hereunder or under any other Warrant (as hereinafter defined) are referred to as the "WARRANT SHARES", (iii) the aggregate purchase price payable for the Warrant Shares hereunder is referred to as the "AGGREGATE WARRANT PRICE", (iv) the price payable for each of the Warrant Shares hereunder is referred to as the "PER SHARE WARRANT PRICE", (v) this Warrant, all similar Warrants issued on the date hereof and all warrants hereafter issued in exchange or substitution for this Warrant or such similar Warrants are referred to as the "WARRANTS" and (vi) the holder of this Warrant is referred to as the "HOLDER" and the holder of this Warrant and all other Warrants or Warrant Shares issued upon the exercise of any Warrant are referred to as the "HOLDERS"). The Aggregate Warrant Price is not subject to adjustment. The Per Share Warrant Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the

Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

         1.  EXERCISE OF WARRANT.

         (a) This Warrant may be exercised, in whole at any time or in part from time to time, commencing on July 21, 1997 and prior to the Termination Date, by the holder:

               (i) by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for Warrant Shares made by certified or official bank check payable to the order of the Company; or

               (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "CASHLESS EXERCISE") at the address set forth in Subsection 9(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then current Market Price per share (as hereinafter defined) of Common Stock and the Per Share Warrant Price, and the denominator of which shall be the then current Market Price per share of Common Stock. The then current market price per share of the Common Stock at any date (the "MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the business day prior to the date of the Cashless Exercise or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the Nasdaq National Market System or the Nasdaq SmallCap Market ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price of the Common Stock as determined in good faith by the Board of Directors.

         (b)If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Common Stock and the Holder is entitled to receive a new Warrant covering the Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon surrender of this Warrant, the Company will (i) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (ii) deliver the other securities and properties receivable upon the exercise of this Warrant, if any, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant.

         2. RESERVATION OF WARRANT SHARES; LISTING. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times (a) have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant, free and clear of all restrictions on sale or transfer, except for the restrictions on sale or transfer set forth in the Securities Act of 1933, as amended (the "Act"), and restrictions created by or on behalf of the Holder, and free and clear of all preemptive rights and rights of first refusal; and (b) when the Company prepares and files a registration statement covering the shares of Common Stock issued or issuable upon exercise of this Warrant with the Securities and Exchange Commission (the "SEC") which registration statement is declared effective by the SEC under the Act and the Company lists its Common Stock on any national securities exchange or other quotation system, it will use its reasonable best efforts to cause the shares of Common Stock subject to this Warrant to be listed on such exchange or quotation system.

         3. PROTECTION AGAINST DILUTION.

         (a) If, at any time or from time to time after the date of this Warrant, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable in shares of Common Stock, referred to in Subsection 3(b), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof, which together with the value of other dividends and distributions made substantially concurrently therewith or pursuant to a plan which includes payment thereof, is equivalent to not more than 5% of the Company's net worth) (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be the then current Market Price of the Common Stock less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Common Stock and the denominator of which shall be the then current Market Price of the Common Stock. An adjustment made pursuant to this Subsection 3(a) shall become effective immediately after the record date of any such Special Dividend.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Warrant Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Warrant Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company which he would have owned immediately following such action had such Warrant been exercised immediately prior thereto. An adjustment made pursuant to this Subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c) Except as provided in Subsections 3(a) and 3(d), in case the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) less than the then either the current Market Price of the Common Stock or the current Per Share Warrant Price in effect on the date of such issuance or sale, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the date of such issuance or sale plus (B) the Total Consideration divided by either the current Market Price of the Common Stock or the current Per Share Warrant Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (d) No adjustment in the Per Share Warrant Price shall be required in the case of the issuance by the Company of (i) Common Stock pursuant to the exercise or conversion of any Warrant or any other options, warrants or any convertible securities currently outstanding or outstanding as a result of securities issued pursuant to the PPM; provided, that the exercise price or conversion price at which such options, warrants or convertible securities are exercised or converted, as the case may be, is equal to the exercise price or conversion price in effect as of the date of this Warrant or as of the date of issuance with respect to securities issued pursuant to the PPM (except for standard anti-dilution adjustments set forth therein) and (ii) shares of Common Stock issued or sold pursuant to stock purchase or stock option plans or other similar arrangements that are approved by the Company's Board of Directors.

         (e) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the

Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this Subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (f) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (g) No adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.05 per share of Common Stock; provided, however, that any adjustments which by reason of this Subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this Subsection 3(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Common Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share

Warrant Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

         (h) Whenever the Per Share Warrant Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Chief Financial Officer of the Company shall promptly prepare a certificate setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect of such modification and a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants. In the event of a dispute with respect to any adjustment required pursuant to Section 3, the Holder may appoint, at the Company's expense, an independent financial advisor (e.g. an investment banking or accounting firm)reasonably acceptable to the Company to calculate such adjustment. Such determination shall be binding upon the Holder and the Company.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 15 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         4. FULLY PAID STOCK; TAXES. The Company agrees that the shares of the Common Stock represented by each and every certificate of Warrant Shares delivered on the exercise of this Warrant be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. The Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or any certificate thereof.

         5. REGISTRATION UNDER SECURITIES ACT OF 1933.

         (a) The Company shall include the Warrant Shares on the Shelf Registration Statement (as defined in the PPM) and the Holder shall otherwise have the registration rights set forth in Section 5 of the subscription agreement (the "Subscription

Agreement") to be entered into between the purchasers of units (as described in the PPM) and the Company. By acceptance of this Warrant, the Holder agrees that it shall have the same obligations, and otherwise comply with, the provisions in such Section 5 of the Subscription Agreement to same extent as if it were a party thereto. To the extent that no Final Closing Date (as defined in the Subscription Agreement) occurs or the Offering is terminated, the rights granted to Holder hereunder to have its shares registered shall begin as of November 19, 1997 on the same terms as provided in Section 5 of the Subscription Agreement.

         (b) The Company agrees that if, at any time and from time to time during the Registration Period, the Board of Directors of the Company shall authorize the filing of a registration statement under the Act (other than pursuant to the Shelf Registration Statement) in connection with the proposed offer of any of its securities by it or any of its stockholders, the Company will (i) promptly notify each Holder of the Warrants and each holder of Warrant Shares that such registration statement will be filed and that the Warrant Shares which are then held, and/or may be acquired upon exercise of the Warrants by the Holder and such holders will be included in such registration statement at the Holder's and such holders' request, (ii) cause such registration statement to cover all of such Common Stock which it has been so requested to include, (iii) use its best efforts to cause such registration statement to become effective as soon as practicable and (iv) take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all such Common Stock which it has been so requested to include in such registration statement to be sold or otherwise disposed of, and will maintain such compliance with each such Federal and state law and regulation of any governmental authority for the period necessary for the Holder and such Holders to effect the proposed sale or other disposition.

         (c) Until all Warrant Shares have been sold under a Registration Statement or pursuant to Rule 144, the Company shall use its reasonable best efforts to file with the Securities and Exchange Commission all current reports and the information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 promulgated under the Act.

         6. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         7. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         8. WARRANT HOLDER NOT SHAREHOLDER. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         9. COMMUNICATION. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

         (a) the Company at Conversion Technologies International, Inc., Bethany Crossing Office Center, 82 Bethany Road Hazlet, New Jersey 07730, Attention:
Chief Executive Officer or other address as the Company has designated in writing to the Holder, or

         (b) the Holder at c/o Paramount Capital Asset Management, Inc., 787 Seventh Avenue, New York, NY, 10019, Attn: Lindsay A. Rosenwald, M.D. or other such address as the Holder has designated in writing to the Company.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer and its corporate seal to be hereunto affixed and attested by its Secretary this __th day of JULY 1997.


                             CONVERSION TECHNOLOGIES
                               INTERNATIONAL, INC.



                                            By:   -----------------
                                                  Eckardt C. Beck
                                                  Acting President and
                                                  Chief Executive Officer

ATTEST:


-------------------------------
         Secretary

                                [Corporate Seal]

                                  SUBSCRIPTION

                  The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated:_______________                                Signature:_________________

                                                     Address:___________________



                                CASHLESS EXERCISE

                  The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_______________                                Signature:_________________

                                                     Address:___________________



                                   ASSIGNMENT

                  FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Conversion Technologies International, Inc.

Dated:_______________                                Signature:_________________

                                                     Address:___________________

                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of the Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer that part of said Warrant on the books of Conversion Technologies International, Inc.

Dated:_______________                                Signature:_________________

                                                     Address:___________________

                                                                       Exhibit I


THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.

                             CONVERSION TECHNOLOGIES
                               INTERNATIONAL, INC.


                      WARRANT FOR THE PURCHASE OF SHARES OF
                                  COMMON STOCK

NO. [ ]                                                               [ ] SHARES


                  FOR VALUE RECEIVED, CONVERSION TECHNOLOGIES
INTERNATIONAL, INC., a Delaware corporation (the "COMPANY"), hereby certifies that [ ], or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing on MAY 8, 1998, and prior to 5:00 P.M., New York City time, on MAY 8, 2003 (the "TERMINATION DATE"), [ ] fully paid and non-assessable shares of the Common Stock, $.00025 par value per share, of the Company (the "Common Stock") at an exercise price equal to the representative closing bid price of the Common Stock on May 8, 1998, which it is agreed and acknowledged to be equal to $1.00 per share of Common Stock (the "EXERCISE PRICE"). (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "COMMON STOCK", (ii) the shares of the Common Stock purchasable hereunder or under any other Warrant (as hereinafter defined) are referred to as the "WARRANT SHARES", (iii) the aggregate purchase price payable for the Warrant Shares hereunder is referred to as the "AGGREGATE WARRANT PRICE", (iv) the price payable for each of the Warrant Shares hereunder is referred to as the "PER SHARE WARRANT PRICE", (v) this Warrant, all similar Warrants issued on the date hereof and all warrants hereafter issued in exchange or substitution for this Warrant or such similar Warrants are referred to as the "WARRANTS" and (vi) the holder of this Warrant is referred to as the "HOLDER" and the holder of this Warrant and all other Warrants or Warrant Shares issued upon the exercise of any Warrant are referred to as the "HOLDERS"). The Aggregate Warrant Price is not subject to adjustment. The Per Share Warrant Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment.

1.        EXERCISE OF WARRANT.

         (a) This Warrant may be exercised by the Holder, in whole at any time or in part from time to time, commencing on May 8, 1998 and prior to the Termination Date:

               (i) by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 10(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for Warrant Shares made by certified or official bank check payable to the order of the Company; or

               (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "CASHLESS EXERCISE") at the address set forth in Subsection 10(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then current Market Price per share (as hereinafter defined) of Common Stock and the Per Share Warrant Price, and the denominator of which shall be the then current Market Price per share of Common Stock. The then current market price per share of the Common Stock at any date (the "MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the business day prior to the date of the Cashless Exercise or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the NASDAQ Bulletin Board ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price of the Common Stock as determined in good faith by the Board of Directors.

         (b) If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Common Stock and the Holder is entitled to receive a new Warrant covering the Warrant Shares which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares. Upon surrender of this Warrant, the Company will (i) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Common Stock to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Common Stock to which the Holder shall be entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (ii) deliver the other securities and properties receivable upon the exercise of this Warrant, if any, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant.

         2. RESERVATION OF WARRANT SHARES; LISTING. The Company agrees that, prior to the expiration of this Warrant, the Company will at all times (a) have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Warrant, the shares of the Common Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant, free and clear of all restrictions on sale or transfer, except for the restrictions on sale or transfer set forth in the Securities Act of 1933, as amended (the "Act"), and restrictions created by or on behalf of the Holder, and free and clear of all preemptive rights and rights of first refusal and (b) when the Company prepares and files a registration statement covering the shares of Common Stock issued or issuable upon exercise of this Warrant with the Securities and Exchange Commission (the "SEC") which registration statement is declared effective by the SEC under the Act and the Company lists its Common Stock on any national securities exchange or other quotation system, it will use its reasonable best efforts to cause the shares of Common Stock subject to this Warrant to be listed on such exchange or quotation system.

         3. PROTECTION AGAINST DILUTION.

         (a) If, at any time or from time to time after the date of issuance of this Warrant, the Company shall issue or distribute to the holders of shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable in shares of Common Stock, referred to in Subsection 3(b), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof, which together with the value of other dividends and distributions made substantially concurrently therewith or pursuant to a plan which includes payment thereof, is equivalent to not more than 5% of the Company's net worth) (any such non-excluded event being herein called a "SPECIAL DIVIDEND"), the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be the then current Market Price of the Common Stock less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Common Stock and the denominator of which shall be the then current Market Price of the Common Stock. An adjustment made pursuant to this Subsection 3(a) shall become effective immediately after the record date of any such Special Dividend.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Warrant Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate

Warrant Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company which the Holder would have owned immediately following such action had such Warrant been exercised immediately prior thereto. An adjustment made pursuant to this Subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c) Except as provided in subsections 3(a) and 3(d), in case the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then current Market Price of the Common Stock or the current Per Share Warrant Price in effect on the date of such issuance or sale, the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by either the current Market Price of the Common Stock or the current Per Share Warrant Price, whichever is greater, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

         (d) Except as otherwise provided herein, no adjustment in the Per Share Warrant Price shall be required in the case of the issuance by the Company of
(i) Common Stock pursuant to the exercise or conversion of any Warrant or any other options, warrants or any convertible securities currently outstanding or outstanding as a result of securities hereafter issued; provided, that the exercise price or conversion price at which such securities are exercised or converted, as the case may be, is equal to the exercise price or conversion price in effect as of the date of this Warrant or as of the date of issuance with respect to securities hereafter issued (except for standard anti-dilution adjustments) and (ii) shares of Common Stock issued or sold pursuant to stock purchase or stock option plans or other similar arrangements that are approved by the Company's Board of Directors.

         (e) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the

Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (f) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

         (g) No adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.05 per share of Common Stock; provided, however, that any adjustments which by reason of this Subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this Subsection 3(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Common Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.
         (h) Whenever the Per Share Warrant Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Chief Financial Officer of the Company shall promptly prepare a certificate setting forth the Per Share Warrant Price and the number of Warrant Shares after such adjustment or the effect of such modification and a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants. In the event of a dispute with respect to any adjustment required pursuant to Section 3, the Holder may appoint, at the Company's expense, an independent financial advisor (e.g. an investment banking or accounting firm) reasonably acceptable to the Company to calculate such adjustment. Such determination shall be binding upon the Holder and the Company.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 15 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

         (k) To the extent that the Notes (as defined in the Line of Credit) are not repaid by the Maturity Date (as defined in the Note), then the Exercise Price of this Warrant thereafter shall equal the lesser of: (a) the then Exercise Price on such date (subject to adjustment as contained this Section 3) and (b) the Market Price on the date of exercise.

         4. FULLY PAID STOCK; TAXES. The Company agrees that the shares of the Common Stock represented by each and every certificate of Warrant Shares delivered on the exercise of this Warrant be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Warrant Price. The Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share or any certificate thereof.

         5. REGISTRATION UNDER SECURITIES ACT OF 1933.

         (a) The Company agrees that if, at any time and from time to time during the Registration Period, the Board of Directors of the Company shall authorize the filing of a registration statement under the Act (other than a registration statement on Form S-8, Form S- 4 or any other form that does not include substantially the same information as would be required in a form for the general registration of securities) in connection with the proposed offer of any of its securities by it or any of its stockholders, the Company will (i) promptly notify each Holder of the Warrants and each holder of Warrant Shares that such registration statement will be filed and that the Warrant Shares which are then held, and/or may be acquired upon exercise of the Warrants by the Holder and such holders will be included in such registration statement at the Holder's and such holders' request, (ii) cause such registration statement to cover all of such Common Stock which it has been so requested to include, (iii) use its best efforts to cause such registration statement to become effective as soon as practicable and (iv) take all other action necessary under any Federal or state law or regulation of any governmental authority to permit all such Common Stock which it has been so requested to include in such registration statement to be sold or otherwise disposed of, and will maintain such compliance with each such Federal and state law and regulation of any governmental authority for the period necessary for the Holder and such Holders to effect the proposed sale or other disposition.

         (b) Until all Warrant Shares have been sold under a Registration Statement or pursuant to Rule 144, the Company shall use its reasonable best efforts to file with the Securities and Exchange Commission all current reports and the information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 promulgated under the Act.

         6. LIMITED TRANSFERABILITY. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         7. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

         8. WARRANT HOLDER NOT SHAREHOLDER. Except as otherwise provided herein, this Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

         9. MODIFICATION. This Agreement may not be modified, amended or waived in any manner except by an instrument in writing signed by Paramount Capital Asset Management, Inc. [ ], and the Company. The waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of such party of a provision of this Agreement.

         10. COMMUNICATION. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

         (a) the Company at 3452 Lake Lynda Drive, Orlando, FL 32817, Attention:
President or other address as the Company has designated in writing to the Holder; or

         (b) the Holder at c/o Paramount Capital Asset Management, Inc., 787 Seventh Avenue, New York, NY, 10019, Attn: Lindsay A. Rosenwald, M.D. or other such address as the Holder has designated in writing to the Company.

         11. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         12. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflicts of law thereof.

                  IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this 8TH day of MAY, 1998.


                                                     CONVERSION TECHNOLOGIES
                                                     INTERNATIONAL, INC.



                                                     By: _______________________
                                      Name:
                                                     Title:   President


ATTEST:


-------------------------------
         Secretary

                                [Corporate Seal]

                                  SUBSCRIPTION

                  The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated:_______________                                Signature:_________________

                                                     Address:___________________



                                CASHLESS EXERCISE

                  The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_______________                                Signature:_________________

                                                     Address:___________________



                                   ASSIGNMENT

                  FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Conversion Technologies International, Inc.

Dated:_______________                                Signature:_________________

                                                     Address:___________________

                               PARTIAL ASSIGNMENT

                  FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of the Common Stock, par value $.00025 per share, of Conversion Technologies International, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer that part of said Warrant on the books of Conversion Technologies International, Inc.

Dated:_______________                                Signature:_________________

                                                     Address:___________________

                                                                       Exhibit J

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.



                   CONVERSION TECHNOLOGIES INTERNATIONAL, INC.



                      WARRANT FOR THE PURCHASE OF SHARES OF
                                 PREFERRED STOCK

No. 1                                                                 [ ] Shares


         FOR VALUE RECEIVED, CONVERSION TECHNOLOGIES INTERNATIONAL, INC., a Delaware corporation (the "COMPANY"), hereby certifies that [ ], its designee or its permitted assigns is entitled to purchase from the Company, at any time or from time to time commencing on June 8, 1998 and prior to 5:00 P.M., New York City time, on June 8, 2008, [ ] fully paid and non-assessable shares of Series A Convertible Preferred Stock, $.001 par value per share, of the Company for an aggregate purchase price of $[ ] (computed on the basis of $11.00 per share). Hereinafter, (i) said Series A Convertible Preferred Stock, together with any other equity securities which may be issued by the Company with respect thereto (other than on conversion thereof) or in substitution therefor, is referred to as the "PREFERRED STOCK", (ii) the Common Stock, $.001 par value per share, of the Company, into which the Preferred Stock is convertible, is referred to as the "COMMON STOCK", (iii) the shares of the Preferred Stock purchasable hereunder or under any other Warrant (as hereinafter defined) are referred to as the "WARRANT SHARES", (iv) the shares of Common Stock purchasable hereunder or under any other Warrant (as hereinafter defined) following the conversion of all shares of Preferred Stock into Common Stock and each share of Common Stock receivable upon the conversion of the Warrant Shares receivable upon the exercise of this Warrant are referred to as the "CONVERSION SHARES", (v) the aggregate purchase price payable for the Warrant Shares or the Conversion Shares, as the case may be, hereunder is referred to as the "AGGREGATE WARRANT PRICE", (vi) the price payable (initially $11.00 per share, subject to adjustment) for each of the Warrant Shares or the Conversion Shares, as the case may be, hereunder is referred to as the "PER SHARE WARRANT PRICE", (vii) this Warrant, all similar Warrants issued on the date hereof and all warrants hereafter issued in exchange or substitution for this Warrant or such similar Warrants are referred to as the "WARRANTS", (viii) the holder of this Warrant is referred to as the "HOLDER" and the holder of this Warrant and all other Warrants, Warrant Shares and Conversion Shares are referred to as the "HOLDERS" and Holders of more than fifty percent (50%) of the outstanding Warrants, Warrant Shares and Conversion Shares are referred to as the "MAJORITY OF THE HOLDERS") and (ix) the then Current Market Price per share (the "CURRENT MARKET PRICE") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing sale price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if Nasdaq is no longer reporting such information, or, if the Common Stock is not reported on Nasdaq, the high per share sale price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors. The then "CURRENT MARKET PRICE PER SHARE OF PREFERRED STOCK" shall equal the then Current Market Price multiplied by the then effective "conversion rate" (as defined and used in the Certificate of Designation for the Preferred Stock) or if the Current Market Price is not so available, the fair market value of the Preferred Stock as determined in good faith by agreement among the Majority of the Holders and the Company's Board of Directors. The Aggregate Warrant Price is not subject to adjustment. The Per Share Warrant Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares or Conversion Shares, as the case may be, deliverable upon exercise of this Warrant shall be adjusted by dividing the Aggregate Warrant Price by the Per Share Warrant Price in effect immediately after such adjustment. The Warrants shall not be subject to redemption by the Company nor will they be callable or mandatorily convertible by the Company.

         1. EXERCISE OF WARRANT.

         (a) This Warrant may be exercised, in whole at any time or in part from time to time, commencing on June 8, 1998 and prior to 5:00 P.M., New York City time, on June 8, 2008 by the Holder:

         (i) by the surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Section 9(a) hereof, together with proper payment of the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for Warrant Shares or Conversion Shares, as the case may be, made by certified or official bank check payable to the order of the Company; or

         (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "CASHLESS EXERCISE") at the address set forth in Section 9(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Warrant Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares or Conversion Shares, as the case may be, subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between the then Current Market Price Per Share of Preferred Stock (or the Current Market Price if exercised after the Conversion Date (as defined below)) and the Per Share Warrant Price, and the denominator of which shall be the then Current Market Price Per Share of Preferred Stock (or the Current Market Price if exercised after the Conversion Date (as defined below)). For purposes of any computation under this Section 1(a), the then Current Market Price shall be based on the trading day prior to the Cashless Exercise.

         (iii) by the surrender of this Warrant (with the subscription (promissory note) form at the end hereof duly executed) at the address set forth in Subsection 9(a) hereof, together with the presentation of a promissory note made payable to the corporation, duly executed and in the form at the end hereof. Such promissory note shall be secured by the securities underlying this Warrant, which shall be held in safe-keeping by the Company as collateral for such indebtedness.

         (b) If this Warrant is exercised in part, this Warrant must be exercised for a number of whole shares of the Preferred Stock, (or the Common Stock following the Conversion Date) and the Holder is entitled to receive a new Warrant covering the Warrant Shares or Conversion Shares, as the case may be, which have not been exercised and setting forth the proportionate part of the Aggregate Warrant Price applicable to such Warrant Shares or Conversion Shares, as the case may be. Upon surrender of this Warrant, the Company will (i) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of the Preferred Stock (or the Common Stock following the Conversion Date) to which the Holder shall be entitled and, if this Warrant is exercised in whole, in lieu of any fractional share of the Preferred Stock (or the Common Stock following the Conversion Date) to which the Holder shall be entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (ii) deliver the other securities and properties receivable upon the exercise of this Warrant, or the proportionate part thereof if this Warrant is exercised in part, pursuant to the provisions of this Warrant; provided, however that if this Warrant is exercised pursuant to paragraph 1(a)(iii), the Company will issue but shall not deliver such shares until such time as the promissory note and all accrued interest thereon shall have been paid in full.

         (c) If this Warrant is exercised on or after the date on which all shares of Preferred Stock have been converted into shares of Common Stock (the "Conversion Date"), then this Warrant shall be exercisable only for Conversion Shares, each at the then applicable Per Share Warrant Price (including any adjustment pursuant to Section 3(f) below).

         2. RESERVATION OF WARRANT SHARES AND CONVERSION SHARES; LISTING. The Company agrees that, prior to the expiration of this Warrant, the Company shall at all times (a) have authorized and in reserve, and shall keep available, solely for issuance and delivery upon the exercise of this Warrant, the shares of the Preferred Stock and other securities and properties as from time to time shall be receivable upon the exercise of this Warrant, free and clear of all restrictions on sale or transfer, other than under Federal or state securities laws, and free and clear of all preemptive rights and rights of first refusal and (b) subject to the Company's obligation to increase the number of authorized shares of Common Stock, as described in the Confidential Term Sheet dated August 8, 1997, as supplemented and amended, have authorized and in reserve, and shall keep available, solely for issuance or delivery upon conversion of the Warrant Shares or the exercise of this Warrant for Conversion Shares, the shares of Common Stock and other securities and properties as from time to time shall be receivable upon such conversion, free and clear of all restrictions on sale or transfer, other than under Federal or state securities laws, and free and clear of all preemptive rights and rights of first refusal; and (c) if the Company hereafter lists its Common Stock on any national securities exchange or the Nasdaq National Market or the Nasdaq SmallCap Market use its best efforts to keep the Conversion Shares authorized for listing on such exchange upon notice of issuance.

         3. PROTECTION AGAINST DILUTION.

         (a) If, at any time or from time to time after the date of this Warrant, the Company shall issue or distribute to the holders of shares of Preferred Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (excluding a subdivision, combination or reclassification, or dividend or distribution payable in shares of Preferred Stock, referred to in Section 3(b), and also excluding cash dividends or cash distributions paid out of net profits legally available therefor in the full amount thereof (any such non-excluded event being herein called a "SPECIAL DIVIDEND")), the Per Share Warrant Price shall be adjusted by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be the then Current Market Price Per Share of the Preferred Stock in effect on the record date of such issuance or distribution less the fair market value (as determined in good faith by the Company's Board of Directors) of the evidence of indebtedness, cash, securities or property, or other assets issued or distributed in such Special Dividend applicable to one share of Preferred Stock and the denominator of which shall be the then Current Market Price Per Share of the Preferred Stock in effect on the record date of such issuance or distribution. An adjustment made pursuant to this Subsection 3(a) shall become effective immediately after the record date of any such Special Dividend.

         (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Preferred Stock, (ii) subdivide its outstanding shares of Preferred Stock into a greater number of shares, (iii) combine its outstanding shares of Preferred Stock into a smaller number of shares or (iv) issue by reclassification of its Preferred Stock any shares of capital stock of the Company (other than the Conversion Shares), the Per Share Warrant Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Warrant Price and the denominator of which shall be the number of shares of Preferred Stock or other capital stock of the Company which he would have owned immediately following such action had such Warrant been exercised immediately prior thereto. An adjustment made pursuant to this Subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (c) Except as provided in Subsections 3(a), 3(b) and 3(d), in case the Company shall hereafter issue or sell any Preferred Stock, any securities convertible into Preferred Stock, any rights, options or warrants to purchase Preferred Stock or any securities convertible into Preferred Stock, in each case for a price per share or entitling the holders thereof to purchase Preferred Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "TOTAL CONSIDERATION") by (ii) the number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than either the then Current Market Price Per Share of Preferred Stock in effect on the date of such issuance or sale or the Per Share Warrant Price, the Per Share Warrant Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Warrant Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price Per Share of the Preferred Stock or the current Per Share Warrant Price, whichever is greater, and the denominator of which shall be
(y) the number of shares of Preferred Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Preferred Stock issued, sold or issuable upon exercise or conversion of such securities.

         (d) No adjustment in the Per Share Warrant Price shall be required in the case of the issuance by the Company of Preferred Stock (i) pursuant to the exercise of any Warrant or (ii) pursuant to the exercise of any stock options or warrants currently outstanding or securities issued after the date hereof pursuant to any Company benefit plan.

         (e) In case of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as a entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this
Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this
Section 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant to be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than thirty (30) days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

         (f) Upon the Conversion Date, the Per Share Warrant Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Warrant Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company which the Holder would have owned immediately following such conversion had this Warrant been exercised for Preferred Stock (assuming a cash exercise) immediately prior thereto.

         (g) No adjustment in the Per Share Warrant Price shall be required unless such adjustment would require an increase or decrease of at least $0.05 per share of Preferred Stock; provided, however, that any adjustments which by reason of this Subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, however, that adjustments shall be required and made in accordance with the provisions of this Section 3 (other than this Subsection 3(g)) not later than such time as may be required in order to preserve the tax-free nature of a distribution to the Holder of this Warrant or Preferred Stock issuable upon the exercise hereof. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Warrant Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

         (h) Whenever the Per Share Warrant Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly prepare a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants. The Company may, but shall not be obligated to unless requested by a Majority of the Holders, obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Warrant Price and the number of Warrant Shares or Conversion Shares, as the case may be, after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

         (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Preferred Stock or Common Stock other than a cash distribution out of earned surplus, the Company shall mail notice thereof to the Holders of the Warrants not less than ten (10) days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

         (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Preferred Stock and other capital stock of the Company, the Company's Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Warrant Price between or among shares or such classes of capital stock or shares of Preferred Stock and other capital stock.

         (k) For  purposes of the  anti-dilution  protection  contained  in this
Section 3, at all times following the conversion of all shares of Preferred Stock into shares of Common Stock, the term Preferred Stock shall be read to be Common Stock, context permitting, so that the anti-dilution provisions will continue to protect the purchase rights represented by this Warrant after the conversion of all the Preferred Stock into the Common Stock in accordance with the essential intent and principles of this Section 3 (it being understood that prior to such conversion, the anti-dilution provisions of the Preferred Stock shall protect the Holder from dilution of the Common Stock).

         (l) Upon the expiration of any rights, options, warrants or conversion privileges, if such shall not have been exercised, the number of Warrant Shares purchasable upon exercise of this Warrant, to the extent this Warrant has not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (A) the fact that Preferred Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges, and (B) the fact that such shares of Preferred Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the number of Conversion Shares purchasable upon exercise of this Warrant by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

         4. FULLY PAID STOCK; TAXES. The Company agrees that the shares of Preferred Stock represented by each and every certificate for Warrant Shares delivered on the exercise of this Warrant and the shares of Common Stock delivered upon the conversion of the Warrant Shares or the exercise of this Warrant following the conversion of all shares of Preferred Stock into Common Stock, shall at the time of such delivery, be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Preferred Stock and the Common Stock is at all times equal to or less than the then Per Share Warrant Price. The Company further covenants and agrees that it will pay, when due and payable, any and all Federal and state stamp, original issue or similar taxes which may be payable in respect of the issue of any Warrant Share, Conversion Share or any certificate thereof to the extent required because of the issuance by the Company of such security.

         5. REGISTRATION UNDER SECURITIES ACT OF 1933. (a) The Holder shall with respect to the Conversion Shares only, have the right to participate in the registration rights granted to purchasers of Preferred Stock pursuant to Article 5 of the subscription agreements (the "Subscription Agreements") between such purchasers and the Company that were entered into at the time of the initial sale by the Company of the Preferred Stock. By acceptance of this Warrant, the Holder agrees to comply with the provisions in Article 5 of the Subscription Agreement to same extent as if it were a party thereto.

         (b) Until all Conversion Shares have been sold under a Registration Statement or pursuant to Rule 144 ("Rule 144") as promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company shall use its reasonable best efforts to file with the Securities and Exchange Commission all current reports and the information as may be necessary to enable the Holder to effect sales of its shares in reliance upon Rule 144 promulgated under the Act.

         6. INVESTMENT INTENT; LIMITED TRANSFERABILITY.

         (a) The Holder represents, by accepting this Warrant, that it understands that this Warrant and any securities obtainable upon exercise of this Warrant or upon conversion of such securities have not been registered for sale under Federal or state securities laws and are being offered and sold to the Holder pursuant to one or more exemptions from the registration requirements of such securities laws. In the absence of an effective registration of such securities or an exemption therefrom, any certificates for such securities shall bear the legend set forth on the first page hereof. The Holder understands that it must bear the economic risk of its investment in this Warrant and any securities obtainable upon exercise of this Warrant or upon conversion of such securities for an indefinite period of time, as this Warrant and such securities have not been registered under Federal or state securities laws and therefore cannot be sold unless subsequently registered under such laws, unless an exemption from such registration is available.

         (b) The Holder, by his acceptance of its Warrant, represents to the Company that it is acquiring this Warrant and will acquire any securities obtainable upon exercise of this Warrant for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the "Act"). The Holder agrees that this Warrant and any such securities will not be sold or otherwise transferred unless (i) a registration statement with respect to such transfer is effective under the Act and any applicable state securities laws or (ii) such sale or transfer is made pursuant to one or more exemptions from the Act.

         (c) This Warrant may not be sold, transferred, assigned or hypothecated for six (6) months from the date hereof except (i) to any firm or corporation that succeeds to all or substantially all of the business of Paramount Capital, Inc., (ii) to any of the officers, employees, associates or affiliated companies of Paramount Capital, Inc., or of any such successor firm, (iii) to any NASD member participating in the Offering or any officer or employee of any such NASD member or (iv) in the case of an individual, pursuant to such individual's last will and testament or the laws of descent and distribution, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or its duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

         7. LOSS, ETC., OF WARRANT. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder, a new Warrant of like date, tenor and denomination.

         8. WARRANT HOLDER NOT STOCKHOLDER. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof; this Warrant does, however, require certain notices to Holders as set forth herein.

         9. COMMUNICATION. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

         (a) the Company at Conversion Technologies International, Inc., 3452 Lake Lynda Drive, Suite 280, Orlando, Florida 32817, Attn: President, or at such other address as the Company has designated in writing to the Holder, or

         (b) the Holder at c/o Paramount Capital Incorporated, 787 Seventh Avenue, New York, New York 10019, or at other such address as the Holder has designated in writing to the Company.

         10. HEADINGS. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

         11. APPLICABLE LAW. This Warrant shall be governed by and construed in accordance with the law of the State of New York without giving effect to the principles of conflicts of law thereof.

         12. AMENDMENT, WAIVER, ETC. Except as expressly provided herein, neither this Warrant nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought; provided, however, that any provisions hereof may be amended, waived, discharged or terminated upon the written consent of the Company and the Majority of the Holders of the Warrants only.

         IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its President and its corporate seal to be hereunto affixed and attested by its Secretary this ___th day of ____________ , 1997.


                                      CONVERSION TECHNOLOGIES
                                        INTERNATIONAL, INC.



                                       By:_____________________________
                                          Name:
                                          Title:

ATTEST:


-----------------------------
Secretary

[Corporate Seal]

                               SUBSCRIPTION (cash)

         The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Series A Preferred Stock, par value $.01 per share, of Conversion Technologies International, Inc. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.


Dated:_______________                   Signature:____________________

                                               Address:______________________


                         SUBSCRIPTION (promissory note)

         The undersigned, ___________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase ____________________ shares of the Series A Preferred Stock, par value $.01 per share, of Conversion Technologies International, Inc. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant by delivery of the attached Promissory Note. The undersigned hereby confirms the representations and warranties made by it in the Warrant and in the attached Promissory Note.

Dated:_______________                   Signature:____________________

                                               Address:______________________


                                CASHLESS EXERCISE

         The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Series A Preferred Stock, par value $.01 per share, of Conversion Technologies International, Inc. pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_______________                   Signature:____________________

                                                Address:______________________

                                   ASSIGNMENT


         FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Conversion Technologies International, Inc.



Dated:_______________                   Signature:____________________

                                               Address:______________________


                               PARTIAL ASSIGNMENT

         FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of the Preferred Stock, par value $.001 per share, of Conversion Technologies International, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer that part of said Warrant on the books of Conversion Technologies International, Inc.

Dated:_______________                   Signature:____________________

                                              Address:______________________

                                 PROMISSORY NOTE


$[   ]                                                        NEW YORK, NEW YORK
                                                              [           ]

         [WARRANTHOLDER] ("Borrower"), for value received, hereby promises to pay to the order of CONVERSION TECHNOLOGIES INTERNATIONAL, INC. (together with any such subsequent holder of the Note, the "Holder") the sum of [ ]($ ), or such lesser amount as shall then equal the outstanding principal amount hereof. Such amount shall be due and payable on December 8, 2007 (the "Maturity Date"), together with interest thereon at a rate per annum equal to the prime rate as stated by Citibank, N.A. as of the date hereof, (the "Interest Rate"), and which shall be calculated on the basis of a 360-day year for actual days elapsed, on the terms and conditions set forth hereinafter. Payment for all amounts due hereunder shall be made by certified check or wire transfer to the Holder at c/o Conversion Technologies International, Inc. Attn: William Amt, President, or other such address as the Holder may designate by notice to Borrower. If this Promissory Note is prepaid in whole or in part by the tendering of shares pursuant to Paragraph 2 below, the repayment date shall be the date on which the Borrower delivers a notice to the Company in accordance with Paragraph 4 irrevocably stating the Borrower's intention to repay the Promissory Note by tendering such shares. The Borrower is delivering this Promissory Note as payment of the exercise price for the purchase of the shares of preferred stock (the "Stock") underlying the Warrant dated December 8, 1997 (the "Warrant") issued to the Borrower. The Promissory Note shall be secured by the Stock which the Holder shall hold in safe-keeping as collateral for the indebtedness represented by this Promissory Note.

         1. Prepayment; Repayment. The Borrower may at any time prepay in whole or in part the principal sum, plus accrued interest to date of payment, of this Note, without penalty or premium. All sums paid hereon shall be applied first to accrued, unpaid interest on this Note and the balance, if any, to the reduction of the principal hereof. This Note shall not be due and payable until the Maturity Date. On the Maturity Date, the entire principal amount of, and all accrued interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest or other formalities of any kind, all of which are hereby expressly waived by the Company.

         2. Prepayment or Repayment by Tendering of Shares. Any prepayment or repayment may be made by instructing the Company to withhold that number of shares of Stock currently held by the Company as collateral for this Promissory
Note in accordance with Paragraph 1(a)(iii) of the Warrant and having a value, based upon the Current Market Price (as defined in the introductory paragraph of the Warrant) of the Common Stock, equal to the outstanding principal sum plus accrued interest. The Company will deliver the balance of the shares not withheld pursuant to the immediately preceding sentence of this Paragraph 2 to the Borrower at the address set forth in Paragraph 3 below within five (5) days of the date of such prepayment or repayment, as the case may be.

         3. Events of Default. If any events specified in this Paragraph 3 shall occur and continue uncured for a period of 90 days following notice from the lender such event has occurred(herein individually referred to as an "Event of Default"), the Holder of the Note may, so long as such condition exists, declare the entire principal and unpaid accrued interest hereon immediately due and payable, by notice in writing to Borrower:

               3.1. Default in the payment of the principal and unpaid accrued interest of the Note when due and payable; or

               3.2. The institution by Borrower of proceedings to be adjudicated as bankrupt or insolvent, or the consent by Borrower to institution of bankruptcy or insolvency proceedings against Borrower or the filing by Borrower of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by Borrower to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official for all or any substantial part of its property, of the taking of any action by Borrower in furtherance of any such action; or

               3.3. If, within sixty (60) days after the commencement of an action against Borrower (and service of process in connection therewith on Borrower) seeking any bankruptcy, insolvency, reorganization, liquidation or similar relief under any present or future statute, law of regulation, such action shall not have been resolved in favor of Borrower of all orders or proceedings thereunder affecting the property of Borrower stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of Borrower of any trustee or receiver for all or any substantial part of the property of Borrower, such appointment shall not have been vacated.

         4. Notices. Any notice required, desired or permitted to be given hereunder shall be in writing and shall be delivered personally, sent certified or registered United States mail, return receipt requested or sent by overnight courier service addressed to:

                      If to the Holder:

                      c/o Conversion Technologies International, Inc. 3452 Lake Lynda Drive, Suite 280
                      Orlando, FL  32817
                      Attn: William Amt, President

                      If to Borrower:

                        [name and address]

Such notices shall be deemed given (i) if delivered  personally,  upon delivery,
(ii) if mailed as aforesaid, two (2) business days after deposit in the United States mail and (iii) if sent by overnight courier service one (1) business day after deposit with the courier service. Any party may change its address by notice to the other parties.


         IN WITNESS WHEREOF, the Borrower has caused this Note to be issued this [ ] day of [ ] 199[ ].


                                                 BORROWER:


                                                 ---------------------------
                                                 Name:
                                                 Address:


                                                 ---------------------------